Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

GENZYME CORPORATION

at

$69.00 NET PER SHARE

by

GC MERGER CORP.

a wholly-owned subsidiary of

SANOFI-AVENTIS

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M.,

NEW YORK CITY TIME, ON FRIDAY, DECEMBER 10, 2010, UNLESS

THE OFFER IS EXTENDED.

GC Merger Corp., a Massachusetts corporation (the “Purchaser”) and a wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Parent”), is offering to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), at a purchase price of $69.00 per Share (the “Offer Price”), net to the sellers in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares, which, together with the Shares then owned by Parent and its subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) Genzyme’s Board of Directors having approved the Offer and the merger described herein (the “Proposed Merger”) such that, or we are otherwise satisfied in our sole discretion that, the restrictions on business combinations with interested shareholders set forth in Chapter 110F of the General Laws of Massachusetts and any other applicable anti-takeover laws are inapplicable to the Offer and the Proposed Merger, (iii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares under this Offer having expired or been terminated as described herein, and any other approvals or notifications under applicable foreign antitrust, competition or merger control laws applicable to the purchase of Shares under this Offer having been obtained or made as described herein and (iv) Genzyme not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser’s or Parent’s ability to acquire Genzyme or otherwise diminishing the expected value to Parent of the acquisition of Genzyme.

Parent and the Purchaser are seeking to negotiate a business combination with Genzyme. Subject to applicable law, Parent and the Purchaser reserve the right to amend the Offer (including amending the number of Shares to be purchased, the Offer Price and the consideration to be offered in the Proposed Merger), including upon entering into a merger agreement with Genzyme, or to negotiate a merger agreement with Genzyme not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Parent, the Purchaser and Genzyme.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with any potential Proxy Solicitation (as defined in the Offer to Purchase) or otherwise. Any such solicitation will be made only pursuant to separate proxy solicitation materials complying with the requirements of the rules and regulations of the Securities and Exchange Commission.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

A summary of the principal terms of the Offer appears on pages S-i through S-vi. You should carefully read this entire Offer, including the Offer to Purchase and the Letter of Transmittal, before deciding whether to tender your Shares in the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

(800) 322-2885 (Toll Free)

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

(877) 371-5947

October 4, 2010

IMPORTANT

If you wish to tender all or a portion of your Shares in the Offer, you should either (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you hold Shares in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent or the Dealer Manager. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at http://www.sec.gov.

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Parent and the Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Genzyme contained herein and elsewhere in the Offer to Purchase has been taken from or is based upon publicly available documents or records of Genzyme on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and the Purchaser have not independently verified the accuracy and completeness of such information. Parent and the Purchaser have no knowledge that would indicate that any statements contained herein relating to Genzyme taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought:	All of the issued and outstanding shares of common stock, $0.01 par value per share, of Genzyme Corporation

Price Offered Per Share:	$69.00 in cash, without interest thereon and subject to any required withholding taxes.

Scheduled Expiration of Offer:	11:59 p.m., New York City time, on Friday, December 10, 2010, unless the Offer is otherwise extended. See Section 1 – “Terms of the Offer.”

Purchaser:	GC Merger Corp., a wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme.

Who is offering to buy my securities?

We are GC Merger Corp., a Massachusetts corporation, formed for the purpose of making this Offer. We are a wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Parent”). Parent is a diversified global healthcare leader focused on patient needs. It has six growth platforms: emerging markets, human vaccines, consumer healthcare, diabetes treatment, innovative pharmaceutical products and animal health.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to GC Merger Corp. and, where appropriate, Parent. We use the term “Parent” to refer to Parent alone, the term the “Purchaser” to refer to GC Merger Corp. alone and the terms “Genzyme” or the “Company” to refer to Genzyme.

See the “Introduction” to this Offer to Purchase and Section 8 – “Certain Information Concerning Parent, the Purchaser and Certain Related Persons.”

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Genzyme on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Genzyme common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 – “Terms of the Offer.”

S-i

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $69.00 per Share net to you, in cash, without interest and subject to any required withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately all of the common stock of, Genzyme. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have us, or another direct or indirect wholly-owned subsidiary of Parent, consummate a second-step merger (the “Proposed Merger”) with Genzyme pursuant to which each then outstanding Share (other than Shares held by Parent and its subsidiaries, Shares held in the treasury of the Company, Shares held by any subsidiaries of Genzyme and any Shares held by Genzyme’s shareholders who perfect appraisal rights, if available) would be converted into the right to receive an amount in cash per Share equal to the highest price per Share paid by us pursuant to the Offer, without interest (and less any applicable withholding taxes). Upon consummation of the Proposed Merger, the Company would be a direct or indirect, wholly-owned subsidiary of Parent.

See Section 11 – “Purpose of the Offer; Plans for Genzyme; Statutory Requirements; Approval of the Proposed Merger; Appraisal Rights.”

Do you have the financial resources to make payment?

Yes. The Purchaser estimates that it will need approximately $19 billion to purchase all of the Shares pursuant to the Offer, to make payments in respect of outstanding in-the-money options, to fund amounts that may become payable under Genzyme’s senior notes, its existing credit facility and to consummate the Proposed Merger, plus related fees and expenses. Parent has entered into a facilities agreement with BNP Paribas, J.P. Morgan plc and Société Générale Corporate and Investment Banking pursuant to which such credit institutions have committed to provide term loan credit facilities to Parent in the aggregate amount of up to $15 billion. Parent expects to contribute or otherwise advance funds to enable us to consummate the Offer. Parent expects, based upon the combination of internally available cash and borrowings under the term loan credit facilities and/or other available committed credit facilities and/or the issue of debt securities in various debt capital markets, to have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for all Shares in the Offer.

The Offer is not conditioned upon any financing arrangements.

See Section 9 – “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. The Purchaser does not believe that its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because: the Offer is being made for all outstanding Shares solely for cash; the Purchaser, through Parent, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of Parent’s financial capacity in relation to the amount of consideration payable; the Offer is not subject to any financing condition; and if the Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Proposed Merger.

See Section 9 – “Source and Amount of Funds.”

S-ii

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 11:59 p.m., New York City time, on Friday, December 10, 2010, to tender your Shares in the Offer, unless we extend the Offer. In addition, if we decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We may, in our sole discretion, extend the Offer at any time or from time to time. We might extend, for instance, if any of the conditions specified in Section 14 – “Certain Conditions of the Offer” are not satisfied. If we decide to extend the Offer, or if we decide to provide for a subsequent offering period, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of that fact and will make a public announcement of the extension, no later than 9:00 a.m. New York City time, on the next business day after the date the Offer was scheduled to expire.

See Section 1 – “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

If we elect to provide a subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date.

See Section 1 – “Terms of the Offer.”

Do you intend to undertake a proxy solicitation to replace some or all of Genzyme’s directors with your nominees for directors?

We may nominate, and solicit proxies for the election of, a slate of nominees for election at Genzyme’s 2011 annual meeting (the “Proxy Solicitation”). Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with the Proxy Solicitation or otherwise. Any such solicitation (including the Proxy Solicitation) will be made only pursuant to separate proxy solicitation materials complying with the requirements of the rules and regulations of the SEC.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares, which, together with the Shares then owned by Parent and its subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding

S-iii

on a fully diluted basis, (ii) Genzyme’s Board of Directors having approved the Offer and the Proposed Merger such that, or we are otherwise satisfied in our sole discretion that, the restrictions on business combinations with interested shareholders set forth in Chapter 110F of the General Laws of Massachusetts and any other applicable anti-takeover laws are inapplicable to the Offer and the Proposed Merger, (iii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares under this Offer having expired or been terminated as described herein, and any other approvals or notifications under applicable foreign antitrust, competition or merger control laws applicable to the purchase of Shares under this Offer having been obtained or made as described herein and (iv) Genzyme not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser’s or Parent’s ability to acquire Genzyme or otherwise diminishing the expected value to Parent of the acquisition of Genzyme.

These and other conditions to our obligation to purchase Shares tendered in the Offer are described in greater detail in “Introduction” and in Section 14 – “Certain Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the institution that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through the Depositary. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired. In addition, if we have not accepted your Shares for payment by December 2, 2010, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4 – “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4 – “Withdrawal Rights.”

What does Genzyme’s Board of Directors think of the Offer?

The Board of Directors of Genzyme rejected an earlier proposal by us to acquire all outstanding Shares for $69.00 per Share in cash and declined to engage in meaningful discussions regarding our proposal and interest in a transaction. The Board of Directors of Genzyme has not approved the Offer. Within ten business days after the

S-iv

date of this Offer to Purchase, Genzyme is required by law to publish, send or give to you (and file with the SEC) a statement as to whether it recommends acceptance or rejection of the Offer, that it has no opinion with respect to the Offer or that it is unable to take a position with respect to the Offer. See Section 10 – “Background of the Offer; Past Contacts or Negotiations with Genzyme.”

If I decide not to tender, how will the Offer affect my Shares?

If, pursuant to the Offer, we accept for payment and pay for at least that number of Shares that, when added to Shares then owned by Parent or any of its subsidiaries, shall constitute a majority of the outstanding Shares on a fully diluted basis, we currently intend, as soon as practicable after consummation of the Offer, to seek to have Genzyme consummate the Proposed Merger or other similar business combination with us or another subsidiary of Parent, pursuant to which each then outstanding Share not owned by Parent or us (or our respective subsidiaries) would be converted into the right to receive an amount in cash equal to the highest price per Share paid in the Offer.

Therefore, if the Offer and the Proposed Merger are consummated, the only difference to you between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares in the Offer. However, if the Offer is consummated, but the Proposed Merger is not consummated, the number of Genzyme shareholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, Genzyme may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 12 – “Certain Effects of the Offer.”

If a majority of the Shares are tendered and accepted for payment, will Genzyme continue as a public company?

If the Proposed Merger takes place, Genzyme will no longer be publicly owned. Even if the Proposed Merger does not take place, if we purchase all the tendered Shares, there may be so few remaining shareholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, there may not be a public trading market for the Shares, and Genzyme may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly-held companies.

See Section 12 – “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On October 1, 2010, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $70.88 per Share. The Offer Price represents a premium of 38% over the share price of $49.86 on July 1, 2010, the day prior to press speculation regarding Sanofi-Aventis’s plans to acquire a significant U.S. biotech company. We encourage you to obtain a recent quotation for Shares of Genzyme common stock in deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares.”

Will I have appraisal rights in connection with the Offer or the Proposed Merger?

You do not have appraisal rights as a result of the Offer.

Moreover, you may not have appraisal rights if the Proposed Merger is consummated following consummation of the Offer. Section 13.02(a)(1) of the Massachusetts Business Corporation Act (the “MBCA”)

S-v

generally provides that shareholders of a Massachusetts corporation are entitled to appraisal rights in the event of a merger, but contains an exception for transactions where cash is the sole consideration received by the shareholders and certain other conditions are met. At the time of the Proposed Merger, the Genzyme Board of Directors will determine whether it believes such exception applies. In addition, Section 13.02 of the MBCA has not yet been the subject of judicial interpretation. In the event of the Proposed Merger, any Genzyme shareholder believing it is entitled to appraisal rights and wishing to preserve such rights should carefully review Sections 13.01 through 13.31 of Part 13 of the MBCA, which set forth the procedures to be complied with in perfecting any such rights. Failure to strictly comply with the procedures set forth in Part 13 of the MBCA may result in the loss of any appraisal rights to which such shareholder otherwise may be entitled. In light of the complexity of Part 13 of the MBCA, any Genzyme shareholders wishing to pursue appraisal rights with respect to the Proposed Merger should consult their legal advisors.

See Section 11 – “Purpose of the Offer; Plans for Genzyme; Statutory Requirements; Approval of the Proposed Merger; Appraisal Rights.”

What are the material United States federal income tax consequences of tendering Shares pursuant to the Offer or receiving cash pursuant to the Proposed Merger?

The receipt of cash in exchange for your Shares in the Offer or the Proposed Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You will generally recognize gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Proposed Merger. This gain or loss will be a capital gain or loss if you hold your Shares as capital assets at the time of the sale or exchange. Certain limitations apply to the use of any capital losses. See Section 5 – “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Proposed Merger.

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), at (800) 322-2885 (Toll Free) or (212) 929-5500 (Collect). See the back cover of this Offer to Purchase for additional contact information.

S-vi

To the Holders of Shares of

Common Stock of Genzyme Corporation:

INTRODUCTION

We, GC Merger Corp., a Massachusetts corporation (the “Purchaser”) and a wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Parent”), are offering to purchase for cash all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Genzyme Corporation, a Massachusetts corporation (“Genzyme” or the “Company”), at a price of $69.00 per Share (the “Offer Price”), net to the sellers in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).

Tendering shareholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

We will pay all charges and expenses of J.P. Morgan Securities LLC (the “Dealer Manager”), the Depositary and MacKenzie Partners, Inc. (the “Information Agent”) incurred in connection with their services in such capacities in connection with the Offer. See Section 16 – “Fees and Expenses.”

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares, which, together with the Shares then owned by Parent and its subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Condition”), (ii) Genzyme’s Board of Directors having approved the Offer and the merger described herein (the “Proposed Merger”) such that, or we are otherwise satisfied in our sole discretion that, the restrictions on business combinations with interested shareholders set forth in Chapter 110F of the General Laws of Massachusetts and any other applicable anti-takeover laws are inapplicable to the Offer and the Proposed Merger (the “Chapter 110F Condition”), (iii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares under this Offer having expired or been terminated as described herein, and any other approvals or notifications under applicable foreign antitrust, competition or merger control laws applicable to the purchase of Shares under this Offer having been obtained or made as described herein (the “Regulatory Condition”) and (iv) Genzyme not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser’s or Parent’s ability to acquire Genzyme or otherwise diminishing the expected value to Parent of the acquisition of Genzyme (the “Impairment Condition”).

As of the date of this Offer to Purchase, Parent beneficially owns 100 Shares, representing a de minimis percentage of the outstanding Shares as of the date of this Offer to Purchase. There were (i) 254,839,847 Shares issued and outstanding as of July 31, 2010, as reported in Genzyme’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 and (ii) outstanding options to purchase approximately 37,230,306 Shares as of December 31, 2009, as reported in Genzyme’s Definitive Proxy Statement filed April 26, 2010. For purposes of the Offer, “fully diluted basis” assumes that all outstanding stock options are presently exercisable.

The purpose of the Offer is for Parent, through the Purchaser, to acquire control of, and the entire equity interest in, Genzyme. We currently intend, as soon as practicable after consummation of the Offer, to seek to have Genzyme consummate the Proposed Merger, pursuant to which each then outstanding Share not owned by Parent or the Purchaser (or their subsidiaries) would be converted into the right to receive an amount in cash equal to the highest price per Share paid in the Offer. Following the Proposed Merger, we intend that Genzyme would become a global center for excellence for Parent in rare diseases and further increase our presence in the greater Boston area. Parent will continue to evaluate the business and operations of Genzyme during the pendency of the Offer and after the consummation of the Offer and the Proposed Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Genzyme’s business, operations, capitalization and management with a view to optimizing development of Genzyme’s potential in conjunction with Parent’s business. See Section 11 – “Purpose of the Offer; Plans for Genzyme; Statutory Requirements; Approval of the Proposed Merger; Appraisal Rights.”

Parent and the Purchaser are seeking to negotiate a business combination with Genzyme. Subject to applicable law, Parent and the Purchaser reserve the right to amend the Offer (including amending the number of Shares to be purchased, the Offer Price and the consideration to be offered in the Proposed Merger), including upon entering into a merger agreement with Genzyme, or to negotiate a merger agreement with Genzyme not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Parent, the Purchaser and Genzyme.

We may nominate, and solicit proxies for the election of, a slate of nominees (the “Nominees”) for election at Genzyme’s 2011 annual meeting (the “Proxy Solicitation”).

Whether or not we propose a merger or other similar business combination with Genzyme and, if we propose Nominees for election at Genzyme’s 2011 annual meeting, whether or not our Nominees are elected at Genzyme’s annual meeting, we currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on the Genzyme Board. We intend, promptly after the consummation of the Offer, to request that some or all of the current members of the Genzyme Board resign and that our designees be elected to fill the vacancies so created. Should such request be refused, we intend to take such action as may be necessary and lawful to secure control of the Genzyme Board. We reserve the right to seek to call a special meeting of Genzyme’s shareholders in order to act on proposals to be determined.

If we propose Nominees for election at Genzyme’s 2011 annual meeting,we expect that our Nominees and designees, subject to their fiduciary duties under applicable law, would cause the Genzyme Board to:

•	approve the Offer and the Proposed Merger, or otherwise act to satisfy the Chapter 110F Condition; and

•	take any other actions necessary to cause the Proposed Merger to be consummated.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with a Proxy Solicitation or otherwise. Any such solicitation will be made only pursuant to separate proxy solicitation materials complying with the requirements of the rules and regulations of the Securities and Exchange Commission (the “SEC”).

No appraisal rights are available in connection with the Offer; however, shareholders may have appraisal rights, if properly exercised under the General Laws of Massachusetts, in connection with the Proposed Merger. See Section 11 – “Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Proposed Merger; Appraisal Rights.”

In the event the Offer is terminated or not consummated, or after the expiration of the Offer and pending the consummation of the Proposed Merger, we may purchase additional Shares not tendered in the Offer. Such purchases may be made in the open market or through privately negotiated transactions, tender offers or otherwise. Any such purchases may be on the same terms as, or on terms more or less favorable to shareholders than, the terms of the Offer. Any possible future purchases by us will depend on many factors, including the results of the Offer, our business and financial position and general economic and market conditions.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 – “Withdrawal Rights.” The term “Expiration Date” means 11:59 p.m., New York City time, on Friday, December 10, 2010, unless we extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the Chapter 110F Condition, the Regulatory Condition, the Impairment Condition and the other conditions described in Section 14 – “Certain Conditions of the Offer.” If any such condition is not satisfied, we may (i) terminate the Offer and return all tendered Shares to tendering shareholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in Section 4 – “Withdrawal Rights,” retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 – “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive any condition to the Offer, increase the Offer Price and/or modify the other terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to shareholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or waived or upon the occurrence of any of the events set forth in Section 14 – “Certain Conditions of the Offer.”

After the expiration of the Offer and acceptance for payment of the Shares validly tendered in, and not validly withdrawn from, the Offer, we may decide to commence a subsequent offering period. A subsequent offering period, if included, will be an additional period of between three and 20 business days beginning on the next business day following the Expiration Date, during which any remaining shareholders may tender, but not withdraw, their Shares and receive the Offer Price. If we provide a subsequent offering period, we will accept for payment and promptly pay for all Shares that were validly tendered during the initial offering period.

During a subsequent offering period, tendering shareholders will not have withdrawal rights, and we will accept and pay for any Shares validly tendered during the subsequent offering period.

We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any subsequent offering period.

A request is being made to Genzyme for use of its shareholder lists and security position listings for the purpose of disseminating the Offer to shareholders. Upon compliance by the Company with this request, this Offer to Purchase, the Letter of Transmittal and all other relevant materials will be mailed by us or by the Information Agent to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s shareholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares by the Purchaser. Alternatively, if the Company so elects, the materials will be mailed to shareholders by the Company. A request is also being made to the Company pursuant to Section 16.02 of the Massachusetts Business Corporation Act for a list of the Company’s shareholders and to inspect the Company’s stock ledger.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 14 – “Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not validly withdrawn pursuant to the Offer on or after the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares validly tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any applicable foreign antitrust, competition or merger control laws. See Section 15 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, then Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below under “Guaranteed Delivery.” Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate evidencing Shares not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder’s Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier, transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Genzyme’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain shareholders of the Offer Price for Shares purchased pursuant to the Offer, each such shareholder must provide the Depositary with such shareholder’s correct taxpayer identification number (“TIN”) and certify that such shareholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above or establish an exemption, the Internal Revenue Service may impose a penalty on the shareholder and payment to the shareholder pursuant to the Offer may be subject to backup withholding. All shareholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign shareholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such shareholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after December 2, 2010. Once Purchaser accepts Shares for exchange pursuant to the Offer, all tenders not previously withdrawn become irrevocable.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 – “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Proposed Merger to shareholders of Genzyme whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Proposed Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of Genzyme. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to shareholders of Genzyme who hold Shares as capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares held as part of a hedge, straddle or conversion transaction, Shares acquired under Genzyme’s stock incentive plans or Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of shareholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion applies only to shareholders of Genzyme who are one of the following: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. This discussion does not consider the effect of any foreign, state or local tax laws.

Because individual circumstances may differ, each shareholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Proposed Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Proposed Merger will be a taxable transaction for United States federal income tax purposes. In general, a shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Proposed Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction of any withholding tax) and the shareholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Proposed Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Proposed Merger. Such gain or loss will be long-term capital gain or loss provided that a shareholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Proposed Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be taxed at preferential rates. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a shareholder’s capital losses.

A shareholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Proposed Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

The Shares are listed and principally trade on the NASDAQ Global Select Market (“Nasdaq”) under the symbol “GENZ.” The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported by Nasdaq based on published financial sources.

	High	Low
Year Ended December 31, 2008
First Quarter	$82.08	$67.38
Second Quarter	76.76	65.21
Third Quarter	83.97	67.00
Fourth Quarter	81.16	57.61
Year Ended December 31, 2009
First Quarter	73.75	50.05
Second Quarter	63.47	50.83
Third Quarter	58.43	47.09
Fourth Quarter	57.27	47.55
Year Ended December 31, 2010
First Quarter	60.15	48.18
Second Quarter	55.37	45.39
Third Quarter (to date)	71.99	49.12

On October 1, 2010, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $70.88 per Share. The Offer Price represents a premium of 38% over the share price as of July 1, 2010, the day prior to press speculation regarding Sanofi-Aventis’s plans to acquire a significant U.S. biotech company. Shareholders are urged to obtain a current market quotation for the Shares.

Genzyme has not paid any dividends on the Shares in its last two fiscal years.

7. Certain Information Concerning Genzyme.

Except as specifically set forth herein, the information concerning Genzyme contained in this Offer to Purchase has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources, and is qualified in its entirety by reference to such documents and records. None of the Purchaser, Parent, the Dealer Manager, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Genzyme to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Purchaser, Parent, the Dealer Manager, the Information Agent or the Depositary. The Purchaser, Parent, the Dealer Manager, the Information Agent or the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

Genzyme is a Massachusetts corporation with its principal offices located at 500 Kendall Street, Cambridge, Massachusetts 02142. The telephone number for Genzyme is (617) 252-7500, and its website is http://www.genzyme.com. According to Genzyme’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 (as amended), Genzyme is a global biotechnology company that develops and distributes products and services focused on rare inherited disorders, kidney disease, orthopedics, cancer, transplant and immune disease, and diagnostic testing. Genzyme has a substantial development program focused on these fields, as well as multiple sclerosis, cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need.

The Shares are registered under the Exchange Act. Accordingly, Genzyme is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Genzyme’s directors and officers, their remuneration, stock options granted to them, the principal holders of Genzyme’s securities, any material interests of such persons in transactions with Genzyme and other matters is required to be disclosed in proxy statements filed with the SEC and distributed to Genzyme’s shareholders. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Genzyme, that file electronically with the SEC.

8. Certain Information Concerning Parent, the Purchaser and Certain Related Persons.

Parent is a société anonyme incorporated under the laws of France. Parent’s registered office is located at 174, avenue de France, 75013 Paris, France and its telephone number at that address is + 33 1 53 77 40 00. Parent’s website is http://en.sanofi-aventis.com. Parent’s U.S. subsidiary’s office is located at 55 Corporate Drive, Bridgewater, New Jersey 08807. The telephone number of Parent’s U.S. subsidiary’s office is +1 (908) 981-5000. Parent is a diversified global healthcare leader focused on patient needs. It has six growth platforms: emerging markets, human vaccines, consumer healthcare, diabetes treatment, innovative pharmaceutical products and animal health.

The Purchaser is a Massachusetts corporation and a wholly-owned subsidiary of Parent, incorporated on July 29, 2010. The Purchaser was organized by Parent to acquire Genzyme and has not conducted any unrelated activities since its organization. All outstanding shares of the capital stock of the Purchaser are wholly-owned by Parent. The Purchaser’s principal executive offices are located at 55 Corporate Drive, Bridgewater, New Jersey 08807 and its telephone number at that address is +1 (908) 981-5000.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Parent are listed in Schedule I to this Offer to Purchase.

During the last five years, none of the Purchaser and Parent or, to the best knowledge of the Purchaser and Parent any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

As of the date of this Offer to Purchase, Parent beneficially owns 100 Shares, representing a de minimis percentage of the outstanding Shares as of the date of this Offer to Purchase. Parent acquired these Shares in an ordinary brokerage transaction on September 1, 2010, at a price per Share of $70.52. Except as described in this Offer to Purchase or Schedule I hereto, (i) none of Parent, the Purchaser, or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, the Purchaser, or, to the best knowledge of Parent and the Purchaser or any of the persons or entities referred to Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as described in this Offer to Purchase, none of Parent, the Purchaser, or, to the best knowledge of Parent, and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Genzyme, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, the Purchaser, or, to the best knowledge of Parent and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Genzyme or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Genzyme or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website on the Internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Purchaser has filed electronically with the SEC.

9. Source and Amount of Funds.

We will need approximately $19 billion to purchase Shares pursuant to the Offer and consummate the Proposed Merger, to fund amounts that may become payable under Genzyme’s existing credit facility and outstanding senior notes and to pay related fees and expenses. As of December 31, 2009, Parent had cash and cash items in the amount of approximately €4.7 billion.

Parent has executed a Facilities Agreement (the “Facilities Agreement”) with J.P. Morgan plc, Société Générale Corporate & Investment Banking and BNP Paribas (the “Initial Mandated Lead Arrangers”) for unsecured term loan facilities of up to US $15,000,000,000 (together, the “Acquisition Facility”):

•

A US $10,000,000,000 term facility (“Facility A”) maturing 18 months from October 2, 2010, the date of execution of the Facilities Agreement. The maturity of Facility A can be postponed by Parent by 6 months.

•	A US $5,000,000,000 amortizable term facility (“Facility B”) with final maturity at 42 months from the date of execution of the Facilities Agreement.

Facilities A and B are available for a period of 9 months after execution of the Facilities Agreement. The interest rate on each facility is equal to the London Inter-Bank Overnight Rate (or LIBOR), plus an applicable margin.

The Initial Mandated Lead Arrangers have committed to provide the full amount of the loans under the Acquisition Facility and have indicated their intention to form a syndicate of banks that would become lenders thereunder. The Facilities Agreement contains representations and warranties customary for credit facilities of this nature, including as to the accuracy of financial statements, litigation and no conflict with material agreements or instruments. The Facilities Agreement contains certain covenants, including limitations on liens (with exclusions to the extent necessary to comply with margin lending regulations and certain other exceptions to be agreed upon), mergers, compliance with laws and change of business. The commitment of the Initial Mandated Lead Arrangers is conditioned upon, among other things, delivery of the tender offer documents and documents relating to the Proposed Merger, there being no change in control of Parent, receipt of required approvals and consents and delivery of certain financial statements. No alternative financing is contemplated at this time.

Amounts to be paid for the Shares properly tendered in the Offer will be funded by available cash at Parent at the time of the payment for the Shares, and/or the Acquisition Facility, and/or issuance of US commercial paper and/or French Billets de Trésorerie, and/or issuance of other debt securities in various debt capital markets and/or other existing syndicated credit facilities at Parent (in particular part of its €7,000,000,000 general corporate purposes syndicated multicurrency revolving facility terminating in July 2015) or any combination of the foregoing.

Parent expects to contribute or otherwise advance funds to enable the Purchaser to consummate the Offer. Parent expects, based upon the combination of internally available cash, the aforementioned credit facilities of Parent and/or aforementioned debt securities issuance and/or borrowings under the Acquisition Facility, to have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for Shares tendered in the Offer and to provide funding for the Proposed Merger.

It is anticipated that the borrowings described above will be refinanced or repaid from funds generated internally by Parent (including, after consummation of any merger or other business combination that may be proposed with respect to Genzyme, existing cash balances of and funds generated by Genzyme) or other sources, which may include the proceeds of the sale of debt securities. No decision has been made concerning this matter, and decisions will be made based on Parent’s review from time to time of the advisability of selling particular securities as well as on interest rates and other economic conditions.

A copy of the Facilities Agreement is on file with the SEC as an exhibit to the Schedule TO. Reference is made to such exhibit for a more complete description of the terms and conditions of the Acquisition Facility, and the foregoing summary of such terms and conditions is qualified in its entirety by such exhibit.

The Offer is not conditioned upon any financing arrangements.

10. Background of the Offer; Past Contacts or Negotiations with Genzyme.

Parent regularly considers various strategic transactions as part of its objective to be a leading diversified healthcare company focused on patient needs and its evaluation of ways in which it can enhance shareholder value.

Between February and May 2010, Parent’s management team considered and reviewed various potential options available to Parent to advance Parent’s strategic plan, including an acquisition of Genzyme. In connection with this review, they carefully analyzed Genzyme’s business and operations, including Genzyme’s manufacturing issues, based on publicly available information. During this period, Mr. Christopher A. Viehbacher, the Chief Executive Officer of Parent, periodically updated the Strategic Committee of Parent’s Board of Directors on the status of management’s review and, in particular, the strategic rationale for a potential acquisition of Genzyme. On May 17, 2010, Mr. Viehbacher advised the directors that he would contact Genzyme regarding a potential transaction.

On May 23, 2010, Mr. Viehbacher spoke with Mr. Henri A. Termeer, Chairman, President and Chief Executive Officer of Genzyme. They discussed Genzyme’s business and operations, generally, as well as the manufacturing issues that Genzyme was facing. During the conversation, Mr. Viehbacher explained that he respected Genzyme’s achievements in treating rare diseases and its culture of innovation. Mr. Viehbacher explained that Parent was interested in discussing a potential transaction with Genyzme. Mr. Termeer responded that he was open to discussing a transaction between their two companies. After a brief discussion regarding a potential transaction, Mr. Termeer stated that, given the then-pending proxy contest with Carl Icahn, who was seeking to replace several of Genzyme’s directors, including Mr. Termeer at the company’s annual shareholders’ meeting, scheduled for June 16, 2010, they should continue the conversation after the annual shareholders’ meeting. Mr. Viehbacher agreed, but reiterated that Parent was interested in exploring a potential transaction.

During the weeks following this call, Parent’s management team and Parent’s advisors continued to review Genzyme’s business and operations and to monitor the proxy contest and upcoming Genzyme annual shareholders’ meeting.

On June 9, 2010, Genzyme announced that it had reached a settlement with Carl Icahn. Pursuant to the settlement, the Genzyme Board appointed two directors designated by Mr. Icahn.

At a regularly scheduled meeting of Parent’s Board of Directors on June 28, 2010, Mr. Viehbacher reviewed his May 23, 2010 conversation with Mr. Termeer and the results of the Genzyme annual shareholders’ meeting, including the settlement reached with Mr. Icahn. Mr. Viehbacher and the directors discussed the strategic rationale for an acquisition of Genzyme and the challenges being faced by Genzyme. Parent’s Board of Directors then considered the alternatives for moving forward with a potential transaction with Genzyme. After discussion, the Board of Directors agreed that Mr. Viehbacher should meet with Mr. Termeer in order to explore Genzyme’s interest in a potential transaction with Parent.

Later that day, Mr. Viehbacher called Mr. Termeer to set up a meeting as soon as possible to discuss a potential transaction. During the conversation, Mr. Viebacher again explained to Mr. Termeer that Parent had carefully analyzed Genzyme’s business and operations, based on publicly available information, and was interested in exploring a potential transaction with Genzyme. Mr. Viehbacher explained that Parent was the right partner for Genzyme and that a transaction with Parent would provide substantial benefits to Genzyme’s shareholders and employees as well as the physicians and patients that Genzyme serves. Mr. Viehbacher added that he had thoroughly reviewed the potential transaction with Parent’s Board of Directors, and that the Board was strongly supportive of a transaction. Messrs. Termeer and Viehbacher then discussed Genzyme’s business and operations, including certain of the challenges that Genzyme was facing, as well as the proxy contest recently waged by Carl Icahn. Mr. Viehbacher added that, given the work that already had been done by Parent and its advisors, he would expect that only a short period of very focused confirmatory due diligence would be necessary before the parties could enter into an agreement regarding the transaction. Mr. Termeer advised Mr. Viehbacher that he would get back to him to set a date for the meeting. On July 7, 2010, Mr. Termeer informed Mr. Viehbacher that the Genzyme Board of Directors was scheduled to meet on July 9, 2010, that he could not commit to a meeting with Mr. Viehbacher before the Board of Directors meeting and that he would call Mr. Viehbacher following the meeting.

Starting on July 2, 2010, various media outlets published rumors that Parent was contemplating acquiring a large biopharmaceutical company in the United States.

On July 10, 2010, Mr. Termeer called Mr. Viehbacher. During the call, Mr. Termeer explained that the Genzyme Board of Directors had discussed a potential transaction with Parent and that the Board of Directors had decided that now was not the right time to explore a potential transaction between the parties. Therefore, Mr. Termeer did not believe that a meeting with Mr. Viehbacher would be productive. Mr. Viehbacher stated that he was surprised with the response, since Mr. Termeer had previously indicated an interest in meeting, and further, because Parent had yet to indicate any terms of a transaction, including, most importantly, the proposed purchase price. Yet, Mr. Termeer maintained that the Board of Directors of Genzyme had no interest in discussing a potential transaction with Parent. On July 28, 2010, Parent’s Board of Directors again discussed with Mr. Viehbacher the proposed transaction with Genzyme and Mr. Termeer’s response. Mr. Viehbacher stated that, given the discussions with Mr. Termeer and his unwillingness even to meet to discuss a potential transaction, he proposed to send Genzyme a letter outlining the terms of Parent’s proposal to acquire Genzyme. The Board of Directors supported Mr. Viehbacher’s action plan.

On July 29, 2010, Mr. Viehbacher telephoned Mr. Termeer to advise him that Parent would be sending Genzyme a written proposal to acquire Genzyme, which would include the price per share that Parent was prepared to pay to acquire Genzyme. Mr. Viehbacher explained that Parent was disappointed that it had to proceed in this way; however, Mr. Viehbacher added, he felt that there was no choice given Genzyme’s unwillingness to engage with Parent regarding its interest in a potential acquisition. Mr. Viehbacher also indicated that he would send a copy of the letter to Genzyme’s Board of Directors. Messrs. Termeer and Viehbacher discussed briefly Parent’s interest in a potential transaction, and Mr. Termeer requested that Mr. Viehbacher not send the letter directly to Genzyme’s directors but rather to Mr. Termeer alone. Mr. Termeer explained he would prefer to transmit the letter to the other Genzyme directors himself. Thereafter, Parent sent the following letter outlining the terms of a proposed acquisition of Genzyme for $69.00 per share in cash to Mr. Termeer:

July 29, 2010

VIA DHL AND TELECOPIER

Mr. Henri A. Termeer

Chairman, President and Chief Executive Officer

Genzyme Corporation

500 Kendall Street

Cambridge, Massachusetts 02142

USA

Dear Henri:

As I articulated to you during several conversations, Sanofi-Aventis (“Sanofi-Aventis”) has carefully studied a potential acquisition of Genzyme Corporation (“Genzyme”) and believes that it represents a compelling opportunity for Sanofi-Aventis and our respective shareholders. In light of that, I am writing this letter to layout our proposal to you and your Board.

Genzyme has historically been a true success story in biotech, and the company has become the world leader in providing novel treatments for genetic diseases. In addition, the company built a positive reputation within the scientific community and developed strong relationships with patient advocacy groups, physicians, patients and the broader healthcare community. However, the company now faces a number of significant and well-documented challenges that were discussed thoroughly during this year’s proxy campaign. An acquisition by Sanofi-Aventis would not only position the company to overcome these challenges quickly and successfully by applying Sanofi-Aventis’ global resources and expertise to help realize and accelerate Genzyme’s business strategy, but also deliver near-term compelling value to your shareholders that takes into account the company’s future upside potential.

The proposed transaction would provide several key benefits to Genzyme, its shareholders, employees and the patients and physicians it serves:

•

Acceleration of Genzyme Vision: Sanofi-Aventis would put its full resources behind Genzyme to invest in developing new treatments, enhance penetration in existing markets and further expand into emerging markets. Genzyme would be able to leverage Sanofi-Aventis’ strong global footprint and its manufacturing expertise in order to address Genzyme’s manufacturing issues.

•

Center of Excellence: Sanofi-Aventis already recognizes the strategic importance of the greater Boston area as evidenced by the establishment of Sanofi-Aventis’ oncology and vaccines research units in Cambridge. Genzyme would become the global center for excellence for Sanofi-Aventis in orphan diseases and further increase Sanofi-Aventis’ presence in the greater Boston area.

•

Continuation of Genzyme legacy within Sanofi-Aventis: Genzyme’s orphan disease business would be managed as a stand-alone division under the Genzyme brand, with its own R&D, manufacturing and commercial infrastructure, similar to how Sanofi-Aventis has handled other recent transactions. Genzyme’s management and employees would play a key role within Sanofi-Aventis following the acquisition.

•	All-cash offer: The purchase price would be paid in cash, offering immediate and certain value for Genzyme’s shareholders. Our offer is not subject to a financing contingency.

•

Substantial Premium: We are prepared to pay $69 for each of the issued and outstanding shares of Genzyme. This is a premium of 38.4% over the share price as of July 1, 2010, the day prior to press speculation regarding Sanofi-Aventis’ potential acquisition plans for a large U.S. biotech company. It also represents a premium of 30.9% over the one month historical average share price through July 22, 2010, the day prior to press speculation that Sanofi-Aventis had made an approach to Genzyme.

In addition to these compelling reasons, we believe that there are many other that demonstrate why Sanofi-Aventis is the right partner for Genzyme. Sanofi-Aventis has significant expertise executing and integrating transactions, and a strong track record creating value through transactions by enhancing their performance through leveraging Sanofi-Aventis’ capabilities. Sanofi-Aventis has demonstrated that it is a good corporate partner by enabling its affiliates to maintain their distinctive culture and focus on their core strengths. Sanofi-Aventis is strong financially with a market capitalization of approximately $77 billion, revenue of approximately $38 billion and EBITDA of approximately $16 billion. From Sanofi-Aventis perspective, the proposed transaction would provide a new sustainable growth platform.

The Board of Directors of Sanofi-Aventis supports this proposal for an acquisition of Genzyme. Consummation of the proposed acquisition would be subject to satisfactory completion of confirmatory due diligence, board approvals, execution of a merger agreement and the satisfaction of customary conditions to closing.

We have completed an extensive analysis of Genzyme and have carefully considered the proposed transaction based on publicly available information. We have engaged Evercore Partners and J.P. Morgan as financial advisors and Weil Gotshal as legal counsel. In order to come to an agreement expeditiously, we are prepared to begin our confirmatory due diligence immediately and are confident that we can complete our review within three weeks.

We expect that we and our advisors would negotiate and finalize the terms of a merger agreement relating to the proposed transaction within this same period of time. We have completed a preliminary competition review relating to our two companies with the assistance of our outside antitrust counsel and we believe that the transaction would receive all necessary regulatory approvals and that it could close expeditiously.

This letter and the terms of our proposal are confidential and should not be disclosed publicly or to any third party without our prior written consent other than to the Board of Directors of Genzyme and to Genzyme’s advisors for the purpose of evaluating the proposal. Should a public disclosure become required by law or regulation, we request that you inform us of such and, to the extent lawful, consult with us on the content of any public disclosure you intend to make.

This letter constitutes a bona fide, non-binding proposal to acquire all of the outstanding shares of Genzyme. This letter does not create or constitute any legally binding obligation, liability or commitment by Sanofi-Aventis or any of our affiliates regarding the proposed transaction and there will be no legally binding agreement between us unless and until a definitive agreement is executed by Genzyme and Sanofi-Aventis.

We believe our offer is compelling to your shareholders and that our capabilities and investment in your business would bring real enhancements to all of your stakeholders. In addition, Sanofi-Aventis is uniquely well positioned to help you address the manufacturing and other challenges faced by Genzyme, and we therefore believe that it is important for you to further explore this transaction.

I am ready to meet with you in person to discuss this matter in detail at any time and I look forward to hearing back from you shortly.

Yours sincerely,

Sanofi-Aventis

By: Christopher A. Viehbacher

Chief Executive Officer

On July 30, 2010, Mr. Termeer called Mr. Viehbacher to advise him that he had received Parent’s July 29 letter, that the Genzyme Board of Directors would be meeting over the weekend to discuss the letter and that he would contact Mr. Viehbacher within a few days with respect to the letter.

On August 2, 2010, Mr. Termeer sent the following letter to Mr. Viehbacher:

August 2, 2010

Mr. Christopher A. Viehbacher

Chief Executive Officer

Sanofi-Aventis

174, avenue de France

75635 Paris, Cedex 13

Dear Chris,

As I promised last week, I am getting back to you today regarding your letter of July 29, 2010. We have reviewed the contents of the letter with the Genzyme Board of Directors. The Board has authorized our financial and legal advisors to assist them in evaluating your unsolicited, non-binding proposal. After Genzyme’s Board of Directors has reviewed and considered our advisors’ analysis, I will contact you with our response.

Sincerely,

Henri A. Termeer

Chairman & CEO

Later that day, Mr. Termeer called Mr. Viehbacher to explain that Genzyme’s financial advisors, Credit Suisse and Goldman, Sachs & Co., had been authorized to carefully review Parent’s proposal and to perform certain financial analyses of Genzyme to enable the Board of Directors to evaluate Parent’s proposal. Mr. Termeer stated that he understood that this work would take approximately one week.

On August 3, 2010, at Parent’s request, representatives of Evercore Group L.L.C. (“Evercore Partners”) and J.P. Morgan, Parent’s financial advisors, contacted representatives of Credit Suisse and Goldman Sachs to discuss Parent’s proposal to acquire Genzyme. During the conversation, Parent’s financial advisors reiterated Parent’s request to perform limited, confirmatory due diligence. The representatives of Credit Suisse and Goldman Sachs explained that they were not authorized to discuss Parent’s proposal or Parent’s requests for due diligence. Rather, they were asked to perform certain financial analyses for the Genzyme Board of Directors and Genzyme’s management team and expected that Genzyme would be in a position to respond to Parent’s proposal shortly.

On August 11, 2010, Mr. Termeer sent the following letter to Mr. Viehbacher informing him that the Genzyme Board of Directors had rejected Parent’s proposal:

August 11, 2010

Mr. Christopher A. Viehbacher

Chief Executive Officer

Sanofi-Aventis

174, avenue de France

75635 Paris, Cedex 13

Dear Chris,

As I promised in my August 2 letter, the Genzyme Board of Directors reviewed your unsolicited, non-binding $69.00 per share proposal to acquire Genzyme. With the assistance of our financial and legal advisors, the Board unanimously rejected your offer. Without exception, each member of the Genzyme Board believes that this is not the right time to sell the Company because your opportunistic takeover proposal does not begin to recognize the significant progress underway to rectify our manufacturing challenges or the potential for our new product pipeline.

We recognize that Genzyme’s share price has been depressed as a result of manufacturing setbacks the Company experienced last year. In reaching a decision to reject your offer, the Board not only reviewed the timeline and remaining steps necessary to address the manufacturing challenges, but also the potential of our new product pipeline, in particular the outlook for our MS treatment Alemtuzumab. We are confident that these factors coupled with our newly announced discipline for deploying capital and significant opportunity to reduce costs will soon be recognized by investors.

The Board is resolute about maximizing Genzyme’s future value for our shareholders.

Sincerely,

Henri

On August 12, 2010, Mr. Termeer called Mr. Viehbacher to discuss briefly the August 11, 2010 letter. During the call, Mr. Termeer reiterated the points made in the letter. Later that day, at Parent’s request, representatives of Evercore Partners and J.P. Morgan called representatives of Credit Suisse and Goldman Sachs to discuss Mr. Termeer’s August 11 letter. At that time, Parent’s financial advisors again requested that Genzyme’s management team and/or its Board of Directors meet with Parent to discuss Parent’s proposal and the best way for moving forward. The representatives of Evercore Partners and J.P. Morgan explained that Parent’s strong preference was to work together with Genzyme to negotiate the terms of a transaction that the Genzyme Board of Directors would support, and that Parent placed real value on the ability to perform very focused, confirmatory due diligence, which could be completed within two weeks. The representatives of Credit Suisse and Goldman Sachs were unwilling even to discuss Parent’s proposal, as they were not given the authority to do so by Genzyme, but responded that they would request such authority and get back to Parent’s financial advisors.

On August 20, 2010, Genzyme’s financial advisors contacted representatives of Evercore Partners and J.P. Morgan to advise that they had been authorized by Genzyme to meet with them. Genzyme still was unwilling to have members of the Genzyme management team and/or the Board of Directors meet with Mr. Viehbacher and the Parent management team. Credit Suisse and Goldman Sachs also noted that they were not authorized to in any way discuss Parent’s proposal, including the proposed purchase price, or even to provide the limited due diligence that Parent had requested. Rather, Genzyme had asked Credit Suisse and Goldman Sachs to communicate to Evercore Partners and J.P. Morgan certain limited information that Genzyme believed would be significant to Parent’s valuation of Genzyme.

On August 24, 2010, Genzyme’s financial advisors and Parent’s financial advisors had a brief meeting. During the meeting, the representatives of Credit Suisse and Goldman Sachs reviewed with the representatives of Evercore Partners and J.P. Morgan certain limited information regarding Genzyme’s business and operations. The meeting served only to confirm for Parent and its advisors that Genzyme was not going to engage in constructive discussions regarding a potential acquisition of Genzyme.

As a result, on August 29, 2010, Parent sent Mr. Termeer and the Genzyme Board of Directors the following letter, which was made public the same day, reiterating the proposal set out in Parent’s July 29 letter:

August 29, 2010

VIA EMAIL, TELECOPIER AND DHL

Mr. Henri A. Termeer

Chairman, President and Chief Executive Officer

Genzyme Corporation

500 Kendall Street

Cambridge, Massachusetts 02142

USA

Dear Henri

As you are aware, I have been trying to engage with you regarding a potential acquisition for the past few months. As a consequence of your unwillingness even to meet with us, we sent you a detailed, written proposal on July 29, 2010. We believe that this proposal to acquire all of the issued and outstanding shares of Genzyme for $69.00 per share in cash is compelling for Genzyme’s shareholders and represents substantial value for them.

We are disappointed that you rejected our proposal on August 11 without discussing its substance with us. After our repeated requests, you agreed only to let our respective financial advisors hold a meeting of limited scope. Our financial advisors finally met briefly on August 24, but the meeting simply served as further confirmation that as throughout you remain unwilling to have constructive discussions. As I have mentioned to you, we are committed to a transaction with Genzyme, and, therefore, we feel we are left with no choice but to take our compelling proposal directly to your shareholders by making its terms public.

Sanofi-Aventis’ fully-financed, all-cash offer to acquire all of the issued and outstanding shares of Genzyme’s common stock for $69.00 per share represents a very significant premium of 38% over Genzyme’s unaffected share price of $49.86 on July 1, 2010. Our offer also represents a premium of almost 31% over the one-month historical average share price through July 22, 2010, the day prior to press speculation that Sanofi-Aventis had made an approach to acquire Genzyme. Based on the analysts’ consensus estimates, this represents a multiple of 36 times 2010 EPS and 20 times 2011 EPS, which takes into account the expected recovery of Genzyme’s performance in 2011.

We believe that now is the right time for you and the Genzyme Board to consider a potential transaction that maximizes value for Genzyme’s shareholders. Genzyme has underperformed its peers for a number of years. It continues to face several significant and well-documented challenges that were discussed thoroughly during this year’s proxy campaign, and which Genzyme recently disclosed will take three to four years to resolve. An acquisition by Sanofi-Aventis would not only position Genzyme to overcome these challenges quickly and successfully by applying Sanofi-Aventis’ global resources and expertise to help realize Genzyme’s business strategy, but also deliver near-term compelling value to Genzyme’s shareholders that takes into account the company’s future upside potential.

As I explained in my July 29 letter, the proposed transaction would provide several key benefits to Genzyme, its shareholders, employees and the patients and physicians it serves, including:

•

Achievement of Genzyme’s Vision: Sanofi-Aventis would put its full resources behind Genzyme to invest in developing new treatments, enhance penetration in existing markets and further expand into emerging markets. Genzyme would be able to leverage Sanofi-Aventis’ strong global footprint and its manufacturing expertise in order to address Genzyme’s manufacturing issues.

•

Center of Excellence: Sanofi-Aventis already recognizes the strategic importance of the greater Boston area as evidenced by the establishment of Sanofi-Aventis’ oncology and vaccines research units in Cambridge. Genzyme would become the global center for excellence for Sanofi-Aventis in rare diseases and further increase Sanofi-Aventis’ presence in the greater Boston area.

•

Continuation of Genzyme’s Legacy within Sanofi-Aventis: Genzyme’s rare disease business would be managed as a stand-alone division under the Genzyme brand, with its own R&D, manufacturing and commercial infrastructure, similar to how Sanofi-Aventis has handled other recent transactions. Genzyme’s management and employees would play a key role within Sanofi-Aventis following the acquisition.

•

Fully Financed, All-Cash Premium Offer: The purchase price would be paid in cash, offering immediate, substantial and certain value for Genzyme’s shareholders. Our offer is fully financed and is not subject to a financing contingency.

As I indicated in my July 29 letter to you, in addition to these compelling reasons, we believe there are many others that demonstrate why Sanofi-Aventis is the right partner for Genzyme. Sanofi-Aventis has significant expertise executing and integrating acquisitions, and a strong track record of creating value through those acquisitions by enhancing their performance through leveraging Sanofi-Aventis’ capabilities. Sanofi-Aventis has demonstrated that it is a good corporate partner by enabling its affiliates to maintain their distinctive culture and focus on their core strengths. Sanofi-Aventis is strong financially with a market capitalization of approximately $75 billion, annual revenue of approximately $38 billion and annual EBITDA of approximately $16 billion. From Sanofi-Aventis’ perspective, the proposed transaction would provide a new sustainable growth platform.

It is our preference to work together with you and the Genzyme Board to reach a mutually agreeable transaction. As we have consistently stated, we place value on the ability to engage in a constructive dialogue and to conclude a successful outcome that would ensure a timely and smooth integration.

We have engaged and have been working closely with Evercore Partners and J.P. Morgan, as lead financial advisors, and Weil Gotshal, as legal counsel. As explained in my July 29 letter, we have completed an extensive analysis of Genzyme and have carefully considered the proposed transaction on the basis of publicly available information. We do not believe that there are any regulatory or other impediments to consummation of the proposed transaction. We could complete our confirmatory due diligence and finalize the terms of a transaction in a two-week period.

Sanofi-Aventis is committed to a transaction with Genzyme. Given the substantial value represented by our offer and the other compelling benefits of a transaction, we are confident that Genzyme’s shareholders will support our proposal. We have taken the step of making this letter public, so as to explain directly to your shareholders our proposal, our actions and our commitment. Your continued refusal to enter into constructive discussions will serve only to further delay the ability of your shareholders to receive the substantial value represented by our all-cash offer. We therefore are prepared to consider all alternatives to complete this transaction. Our team and advisors are ready to meet with you and your team immediately to discuss our proposal and to move things forward expeditiously.

Yours sincerely,

Sanofi-Aventis

By: Christopher A. Viehbacher

Chief Executive Officer

cc: Board of Directors, Genzyme Corporation

On August 30, 2010, less than 24 hours after receiving Parent’s proposal, Mr. Termeer sent the following letter to Mr. Viehbacher rejecting Parent’s proposal:

August 30, 2010

Mr. Christopher A. Viehbacher

Chief Executive Officer

Sanofi-Aventis

174, avenue de France

75635 Paris, Cedex 13

Dear Chris,

The Genzyme board is now in receipt of your second unsolicited letter proposing to acquire the company for $69 per share in cash. This letter, received yesterday, is identical to last month’s offer. It provides no new information and no improvement in price, and therefore fails to establish a basis for engagement by the Genzyme board.

This should come as no surprise to Sanofi. On August 11, 2010, Genzyme responded to your first letter dated July 29, 2010. In our response, we stated that, “without exception, each member of the Genzyme board believes this is not the right time to sell the company, because your opportunistic takeover proposal does not begin to recognize the significant progress underway to rectify our manufacturing challenges or the potential for our new-product pipeline.” Our board met last evening in response to your second letter and unanimously confirmed those views.

As you are well aware, our bankers met with your financial advisors on August 24, 2010, and provided very useful, non-public information regarding progress the company has made to meaningfully improve its manufacturing capacity, the tremendous future upside of our multiple sclerosis drug alemtuzumab, and our outlook for significant cost reductions that will further drive our earnings growth. Moreover, last week’s public announcement that we have begun to increase the supply of Cerezyme for patients with Gaucher disease to near-normal levels, and that supplies of Fabrazyme for patients with Fabry disease will increase beginning in the fourth quarter, further illustrates the progress we are making as well as the opportunistic nature of your proposal.

Notwithstanding this information and assistance, you have not increased your price above $69 per share. You and your advisors claim you are willing to pay more but that you are unwilling to “bid against yourself.” The Genzyme board is not prepared to engage in merger negotiations with Sanofi based upon an opportunistic proposal with an unrealistic starting price that dramatically undervalues our company.

As you know, the Genzyme board includes representatives of some of our major shareholders. Our board has worked actively to understand the true value of our company and is unanimous and resolute in its commitment to maximize Genzyme’s future value for all of our shareholders.

Yours truly,

Henri A. Termeer

Chairman and Chief Executive Officer

From August 30 through September 8, 2010, representatives of Parent and its financial advisors met in person and through teleconferences a number Genzyme shareholders to discuss Parent’s proposal with the shareholders.

On the morning of September 16, 2010, Mr. Viehbacher called Mr. Termeer to request that they meet to discuss proposal and the feedback that Parent was receiving from Genzyme’s shareholders. After a brief discussion, Mr. Viehbacher and Mr. Termeer agreed to meet on Monday, September 20, 2010.

On September 20, 2010, Mr. Termeer and Mr. Viehbacher, along with Peter Wirth, Executive Vice President, Legal and Corporate Development of Genzyme, and Jerome Contamine, Chief Financial Officer of Parent, met to discuss Parent’s proposal. During the meeting, Mr. Viehbacher explained the rationale for Parent’s proposal, including the basis for the purchase price proposed by Parent and Parent’s view on the appropriate valuation of Genzyme. He also described the meetings that Parent had with Genzyme’s shareholders, including that Genzyme’s shareholders were supportive of a transaction with Parent and, like Parent, were frustrated with Genzyme’s unwillingness even to engage with Parent in a meaningful way to discuss the proposal. Although Mr. Termeer continued to be unwilling to engage in meaningful discussions, he explained that it was the view of Genzyme’s Board of Directors that Parent’s proposal did not fully value Genzyme and its prospects. Mr. Viehbacher stated that, given Mr. Termeer’s position with respect to Genzyme’s business and operations and his public statements that, at the right price, the Genzyme Board of Directors would consider a sale of the company, Mr. Termeer should engage in discussions with Parent regarding the proposal and give Parent an opportunity to conduct limited, confirmatory due diligence. In an effort to advance the discussions, at the meeting, Mr. Viehbacher suggested a number of potential ways for the companies to engage. For example, he shared with Mr. Termeer a limited information request focused on confirming Genzyme’s anticipated manufacturing recovery. Mr. Viehbacher also explained that although Parent and the market had analyzed and assessed the prospects for alemtuzumab, he was open to hearing Genzyme’s perspective, and proposed a meeting with Genzyme’s commercial team on the role that alemtuzumab could play in the evolving multiple sclerosis market. Given Mr. Termeer’s view with respect to the $69.00 per share offer price, Mr. Viehbacher asked Mr. Termeer for guidance as to the appropriate value or range of values of Genzyme. Mr. Termeer refused to provide any guidance as to value.

Mr. Termeer remained unwilling to engage in constructive discussions in this regard or to provide his perspective on what he felt was an appropriate valuation of Genzyme. During the meeting, Mr. Termeer stated that he was in no hurry, the timing for a transaction was not right, and he suggested to Mr. Viehbacher that Parent withdraw its offer and consider reinitiating contact in 2011. Mr. Termeer further stated that he understood if Mr. Viehbacher felt he had to take more immediate action and launch a tender offer. Mr. Viehbacher explained that he was disappointed with Mr. Termeer’s unwillingness to engage in constructive discussions, particularly given the response of Genzyme’s shareholders, and that Parent was left with no choice but to take its proposal directly to Genzyme’s shareholders.

On October 4, 2010, Mr. Viehbacher telephoned Mr. Termeer and sent the following letter to Mr. Termeer and the other members of Genzyme’s Board:

October 4, 2010

VIA E-MAIL, TELECOPIER AND DHL

Mr. Henri Termeer

Chairman, President and Chief Executive Officer

Genzyme Corporation

500 Kendall Street

Cambridge, Massachusetts 02142

Dear Henri:

We are disappointed that you remain unwilling to have constructive discussions with us regarding our offer to acquire Genzyme Corporation. We continue to believe that our proposal is compelling for your shareholders and would provide them with immediate and substantial value that reflects the potential of Genzyme’s business and pipeline.

Subsequent to making our offer public on August 29, 2010, we met with your largest shareholders owning collectively over 50% of Genzyme’s outstanding shares. It was clear from our meetings that your shareholders are supportive of our initiative and, like us, are frustrated with your refusal to have meaningful discussions with us regarding our proposal. Your continued refusal to engage with us in a constructive manner is denying your shareholders an opportunity to receive a substantial premium, to realize immediate liquidity, and to protect against the risks associated with Genzyme’s business and operations.

After several months of our repeated requests for a meeting with you, we finally met on September 20, 2010. Unfortunately, this meeting was not productive. In an effort to advance our discussions, I shared a very narrow information request focused on confirming your anticipated manufacturing recovery. Even though we and the market have analyzed and assessed the prospects for alemtuzumab, I proposed a meeting with your commercial team to understand their perspectives on the role alemtuzumab could play in the evolving multiple sclerosis market. You were unwilling to pursue either of these or any other path forward. You were also unwilling to provide us with your perspective on an appropriate valuation for Genzyme.

You have, therefore, left us no alternative but to commence a tender offer and take our offer directly to your shareholders. We strongly believe that our offer price of $69.00 per share in cash is compelling and represents substantial value for Genzyme’s shareholders.

This offer represents a premium of 38% over Genzyme’s unaffected share price of $49.86 on July 1, 2010, the day prior to the press speculation regarding Sanofi-Aventis’ potential acquisition plans for a large US biotech company. It also represents a premium of almost 31% over the one-month historical average share price through July 22, 2010, the day prior to press speculation that Sanofi-Aventis had made an approach to acquire Genzyme.

We believe that a combination of our two businesses would be beneficial to our respective shareholders and employees, and the patients and physicians we serve. Sanofi-Aventis would put its full resources behind Genzyme to invest in developing new treatments, enhance penetration in existing markets and further expand into emerging markets. Sanofi-Aventis is well positioned to help Genzyme address its manufacturing problems. Genzyme would become the global center for excellence for Sanofi-Aventis in rare diseases and this unit would be managed as a stand-alone division under the Genzyme brand, with its own R&D, manufacturing and commercial infrastructure. Genzyme’s management and employees would play a key role within Sanofi-Aventis, and the combination would further increase Sanofi-Aventis’ presence in the greater Boston area.

It remains our strong preference to work together with you to reach a mutually agreeable transaction. However, given your unwillingness to engage in constructive discussions with us, we had no choice but to commence a tender offer. Given our commitment to this transaction, we will continue to consider all alternatives for consummating an acquisition of Genzyme. We believe it is in the best interests of both companies, and our respective shareholders and other constituencies, to move forward quickly to complete this transaction. We and our advisors are available to meet with you to discuss the terms of our offer and to conclude a transaction expeditiously.

Yours sincerely,

Sanofi-Aventis

By:Christopher A. Viehbacher

Chief Executive Officer

cc: Genzyme Board of Directors

On October 4, 2010, Parent and the Purchaser commenced this Offer.

11. Purpose of the Offer; Plans for Genzyme; Statutory Requirements; Approval of the Proposed Merger; Appraisal Rights.

Purpose of the Offer. The purpose of the Offer is for Parent, through the Purchaser, to acquire control of, and the entire equity interest in, Genzyme.

We currently intend, as soon as practicable after consummation of the Offer, to seek to have Genzyme consummate the Proposed Merger, pursuant to which each then outstanding Share not owned by Parent or the Purchaser (or their subsidiaries) would be converted into the right to receive an amount in cash equal to the highest price per Share paid in the Offer.

The Massachusetts Business Corporation Act (the “MBCA”) provides that if a parent company owns at least 90% of each class of outstanding voting shares of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the board of directors or the other shareholders of the subsidiary. Accordingly, if as a result of the Offer or the subsequent offering period, if any, the Purchaser directly or indirectly owns at least 90% of the Shares, Parent and the Purchaser expect to effect the Proposed Merger as a “short-form merger” pursuant to Section 11.05 of the MBCA, as soon as practicable. Under such circumstances, neither the approval of any holder of Shares other than the Purchaser, or of Genzyme’s Board of Directors, would be required. Even if Parent and the Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Parent and the Purchaser could seek to purchase additional Shares in the open market, from Genzyme or otherwise in order to reach the 90% threshold and effect a short-form merger. The price per Share that may be paid for any Shares so acquired may be greater or less than that paid in the Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire.

If we do not acquire at least 90% of the outstanding Shares, under the MBCA we will have to seek approval of the Proposed Merger by Genzyme’s Board of Directors and shareholders. The legal requirements for such approval are set forth in detail below, at “Statutory Requirements; Approval of the Proposed Merger.”

If you sell your Shares in the Offer, you will cease to have any equity interest in Genzyme or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Proposed Merger is consummated, you also will no longer have an equity interest in Genzyme. Similarly, after selling your Shares in the Offer or the subsequent Proposed Merger, you will not bear the risk of any decrease in the value of Genzyme.

Board Representation. We may nominate, and solicit proxies for the election of, a slate of nominees (the “Nominees”) for election at Genzyme’s 2011 annual meeting (the “Proxy Solicitation”). Whether or not we propose a merger or other similar business combination with Genzyme and, if we propose Nominees for election at Genzyme’s 2011 annual meeting, whether or not our Nominees are elected at Genzyme’s annual meeting, we currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on the Genzyme Board. We intend, promptly after the consummation of the Offer, to request that some or all of the current members of the Genzyme Board resign and that our designees be elected to fill the vacancies so created. Should such request be refused, we intend to take such action as may be necessary and lawful to secure control of the Genzyme Board. We reserve the right to seek to call a special meeting of Genzyme’s shareholders in order to act on proposals to be determined.

If we propose Nominees for election at Genzyme’s 2011 annual meeting,we expect that our Nominees and designees, subject to their fiduciary duties under applicable law, would cause the Genzyme Board to:

•	approve the Offer and the Proposed Merger, or otherwise act to satisfy the Chapter 110F Condition; and

•	take any other actions necessary to cause the Proposed Merger to be consummated.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with a Proxy Solicitation or otherwise. Any such solicitation will be made only pursuant to separate proxy solicitation materials complying with the requirements of the rules and regulations of the SEC.

Plans for Genzyme. Following the Proposed Merger, Parent plans to put its resources behind Genzyme to invest in developing new treatments, enhance penetration in existing markets and further expand into emerging markets. Parent intends to leverage its strong global footprint and its manufacturing expertise in order to address Genzyme’s manufacturing issues. Parent recognizes the strategic importance of the greater Boston area, and established its oncology and vaccines research units in Cambridge. Parent intends that Genzyme would become the global center for excellence for Parent in rare diseases and further increase Parent’s presence in the greater Boston area. Genzyme’s management and employees would play a key role within Sanofi-Aventis following the acquisition.

In connection with the Offer, Parent and the Purchaser have reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that they might consider in the event that the Purchaser acquires control of Genzyme. In addition, if and to the extent that the Purchaser acquires control of Genzyme or otherwise obtains access to the books and records of Genzyme, Parent and the Purchaser intend to conduct a detailed review of Genzyme and its assets, financial projections, corporate structure, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable to achieve anticipated synergies in the combined company, in light of the circumstances which then exist. Such strategies could include, among other things, changes in Genzyme’s business, facility locations, corporate structure, rationalization of employment and cost levels, product development, marketing strategies, capitalization, management or dividend policy.

If the Shares are not delisted following consummation of the Offer, we intend to cause the delisting of the Shares by the Nasdaq promptly following consummation of the Proposed Merger. We intend to seek to cause Genzyme to terminate registration of the Shares under the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration, including the delisting of the Shares, are met. See Section 12 – “Certain Effects of the Offer.”

Genzyme has not paid any dividends on the Shares in its last two fiscal years. If we acquire control of Genzyme, we currently intend that, prior to our acquisition of all of the outstanding Shares or the consummation of the Proposed Merger, no dividends will be declared on the Shares.

Except as set forth in this Offer to Purchase, the Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Genzyme or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Genzyme or any of its subsidiaries, (iii) any material change in Genzyme’s capitalization or dividend policy or (iv) any other material change in Genzyme’s corporate structure or business.

Statutory Requirements; Approval of the Proposed Merger. Under the MBCA and the Chapter 110F of the General Laws of Massachusetts (“Chapter 110F”), if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to approve the Proposed Merger without a vote of the Genzyme Board or other shareholders. If we acquire less than 90% of the outstanding Shares, and the Chapter 110F Condition is satisfied, the Proposed Merger would require the approval of both the Genzyme Board and the holders of a majority of the outstanding Shares.

If the Chapter 110F Condition is not satisfied but we elect, in our sole discretion, to consummate the Offer, Chapter 110F could significantly delay our ability to acquire the entire equity interest in Genzyme. In general, Chapter 110F prevents an “interested shareholder” (generally, a shareholder owning 5% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof, subject to certain exceptions) from engaging in a “business combination” (defined to include a merger or consolidation and certain other transactions) with a Massachusetts corporation for a period of three years following the time on which such shareholder became an interested shareholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such shareholder becoming an interested shareholder, (ii) upon consummation of the transaction which resulted in such shareholder becoming an interested shareholder, the interested shareholder owned at least 90% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested shareholder.

The provisions of Chapter 110F also do not apply to a Massachusetts corporation if, among other things, (i) such corporation has elected not to be governed by Chapter 110F, by the affirmative vote of a majority of the shares entitled to vote (provided that such amendment would not be effective until 12 months after its adoption and would not apply to any business combination between such corporation and any person who became an interested shareholder on or prior to its adoption); (ii) such corporation does not have 200 or more shareholders of record; (iii) the corporation does not have its principal executive office or substantial assets within Massachusetts (with certain exceptions) and either more than 10% of its shareholders of record are Massachusetts residents or more than 10% of its issued and outstanding shares are owned of record by Massachusetts residents; (iv) the interested shareholder becomes an interested shareholder inadvertently and divests, as soon as practicable, sufficient shares so that it ceases to be an interested shareholder; or (v) such business combination is proposed by an interested shareholder prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under Massachusetts law of such proposed transaction, among other things.

The Offer is subject to satisfaction of the Chapter 110F Condition, which will be satisfied if, among other things, (i) prior to the acceptance for payment of Shares pursuant to the Offer, the Genzyme Board approves the Offer or the Proposed Merger or (ii) there are validly tendered prior to the Expiration Date and not withdrawn a number of Shares which, together with the Shares then owned by us, would represent at least 90% of the Shares outstanding on the date hereof (excluding Shares owned by certain employee stock plans and persons who are directors and also officers of Genzyme).

We reserve the right to waive the Chapter 110F Condition, although there can be no assurance that we will do so, and we have not determined whether we would be willing to do so under any circumstances. If we waive such condition and purchase Shares pursuant to the Offer or otherwise and Chapter 110F is applicable, we may nevertheless seek to consummate a merger or other business combination with Genzyme. We believe we would be able to cause the consummation of such a merger or other business combination if we own a majority of the outstanding Shares and (i) such merger or other business combination is approved by the Genzyme Board and authorized at an annual or special meeting of shareholders of Genzyme, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding Shares not owned by us or our affiliates and associates; or (ii) such merger or other business combination occurs after the expiration of three years following the date we became an interested shareholder.

On the other hand, if we waive the Chapter 110F Condition and purchase Shares pursuant to the Offer or otherwise and are prevented by Chapter 110F from consummating a merger or other business combination with Genzyme for any period of time, we may (i) determine not to seek to consummate such a merger or other business combination, (ii) seek to acquire additional Shares in the open market, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer or (iii) seek to effect one or more alternative transactions with or by Genzyme. We have not determined whether we would take any of the actions described above under such circumstances.

The exact timing and details of any merger or other similar business combination involving Genzyme will necessarily depend upon a variety of factors, including the number of Shares we acquire pursuant to the Offer. Although we currently intend to propose a merger or similar business combination generally on the terms described above, it is possible that, as a result of substantial delays in our ability to effect such a transaction, actions Genzyme may take in response to the Offer, information we obtain hereafter, changes in general economic or market conditions or in the business of Genzyme or other currently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms. We reserve the right not to propose a merger or other similar business combination with Genzyme or to propose such a transaction on terms other than those described above. Specifically, we reserve the right (i) to propose consideration in a merger or other similar business combination consisting of securities or a combination of cash and securities and (ii) to propose consideration in such a transaction having a value that is greater than or less than the amount referred to above.

The foregoing discussion is not a complete statement of Massachusetts law and is qualified in its entirety by reference to Chapter 110F and the MBCA.

Appraisal Rights. You do not have appraisal rights as a result of the Offer.

In addition, you may not have appraisal rights if the Proposed Merger is consummated following consummation of the Offer. Section 13.02(a)(1) of the MBCA generally provides that shareholders of a Massachusetts corporation are entitled to appraisal rights in the event of a merger, but contains an exception for transactions where cash is the sole consideration received by the shareholders and certain other conditions are met. At the time of the Proposed Merger, the Genzyme Board of Directors will determine whether it believes such exception applies. In addition, Section 13.02 of the MBCA has not yet been the subject of judicial interpretation. In the event of the Proposed Merger, any Genzyme shareholder believing it is entitled to appraisal rights and wishing to preserve such rights should carefully review Sections 13.01 through 13.31 of Part 13 of the MBCA, which set forth the procedures to be complied with in perfecting any such rights. Failure to strictly comply with the procedures set forth in Part 13 of the MBCA may result in the loss of any appraisal rights to which such shareholder otherwise may be entitled.

If any holder of Shares who demands appraisal under Part 13 of the MBCA fails to perfect, or effectively withdraws or loses its rights to appraisal as provided in the MBCA, the Shares of such shareholder will be converted into the right to receive the price per Share paid in the Proposed Merger. A shareholder may withdraw its demand for appraisal by delivering to us a written withdrawal of its demand for appraisal and acceptance of the Proposed Merger. A shareholder’s right to obtain payment for the fair value of its shares shall also terminate if the Proposed Merger is abandoned or rescinded, if a court having jurisdiction permanently enjoins or sets aside the Proposed Merger, or if the shareholder’s demand for payment is withdrawn with the consent of the Company.

In light of the complexity of Part 13 of the MBCA, any Genzyme shareholders wishing to pursue appraisal rights with respect to the Proposed Merger should consult their legal advisors.

The foregoing discussion is not a complete statement of the MBCA and is qualified in its entirety by reference to the MBCA.

12. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on Nasdaq (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, Genzyme has shareholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, the Nasdaq Stock Market would consider delisting the Shares from Nasdaq altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1, or (vi)(A) Genzyme has shareholders’ equity of less than $2.5 million, (B) the market value of Genzyme’s listed securities is less than $35 million over a ten consecutive business day period, and (C) Genzyme’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Genzyme, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. There were (i) 254,839,847 shares of common stock of Genzyme issued and outstanding as of July 31, 2010, as reported in Genzyme’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 and (ii) outstanding options to purchase approximately 37,230,306 Shares of common stock of Genzyme as of December 31, 2009, as reported in Genzyme’s Definitive Proxy Statement filed April 26, 2010. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Genzyme to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Genzyme to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Genzyme, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Genzyme and persons holding “restricted securities” of Genzyme to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause Genzyme to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Proposed Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Proposed Merger.

Effect on Genzyme Senior Notes. In June 2010, Genzyme issued $500.0 million of 3.625% Senior Notes due 2015 and $500.0 million of 5.000% Senior Notes due 2020 (together, the “Senior Notes”) under an Indenture dated June 17, 2010 between Genzyme and The Bank of New York Mellon Trust Company, N.A., as trustee, and a related first supplemental indenture (the “Senior Notes Indenture”). After completion of the Offer Parent may (i) cause Genzyme to keep the Senior Notes outstanding, subject to complying with a requirement in the indenture, if applicable, that Genzyme make an offer to purchase the Senior Notes at 101% of the principal amount of the notes, plus accrued and unpaid interest, in the event of a “Change of Control Triggering Event” under, and as defined in, the Indenture (generally, a change of control combined with a ratings downgrade of the Senior Notes to below investment grade) or (ii) cause Genzyme to redeem the Senior Notes as permitted by the Senior Notes Indenture. The Senior Notes were issued in a private placement and are currently registered under Section 15(d) of the Exchange Act. If we choose to keep the Senior Notes outstanding, we may cause Genzyme to cease filing periodic reports and other information with the SEC and providing such reports to the trustee under the Senior Notes Indenture and holders of the Senior Notes, if, when, and to the extent doing so, would be consistent with the requirements of SEC rules and regulations and the applicable provisions of the Indenture.

13. Dividends and Distributions.

If, on or after the date of this Offer to Purchase, Genzyme (i) splits, combines or otherwise changes the Shares or its capitalization, (ii) acquires Shares or otherwise causes a reduction in the number of Shares, (iii) issues or sells additional Shares, or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or (iv) discloses that it has taken such action, then, without prejudice to our rights under Section 14 – “Certain Conditions of the Offer,” we may make such adjustments in the Offer Price and other terms of the Offer and the Proposed Merger as we deem appropriate to reflect such split, combination or other change including the number or type of securities offered to be purchased.

If, on or after the date of this Offer to Purchase, Genzyme declares or pays any cash dividend on the Shares or other distribution on the Shares, or issues with respect to the Shares any additional Shares, shares of any other class of capital stock, other than voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to shareholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominee or transferee on Genzyme’s stock transfer records, then, subject to the provisions of Section 14 – “Certain Conditions of the Offer,” (i) the Offer Price may be reduced by the amount of any such cash dividends or cash distributions and (ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering shareholders will (a) be received and held by the tendering shareholders for our account and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for our account, accompanied by appropriate documentation of transfer, or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by us in our sole discretion.

14. Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with applicable law, neither Parent nor the Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any tendered Shares if:

(a)	the Minimum Condition shall not have been satisfied;

(b)	the Chapter 110F Condition shall not have been satisfied;

(c)	the Regulatory Condition shall not have been satisfied;

(d)	the Impairment Condition shall not have been satisfied;

(e)

there is threatened, instituted or pending any action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (i) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer or the Proposed Merger, the acceptance for payment of or payment for some or all of the Shares by us or any of our subsidiaries or affiliates or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving Genzyme, (ii) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (iii) seeking to restrain or prohibit the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or any portion of our business or assets or those of Genzyme or any of our or Genzyme’s respective subsidiaries or affiliates or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets or those of Genzyme or any of our or Genzyme’s respective subsidiaries or affiliates or seeking to impose any limitation on our or any of our subsidiaries’ or affiliates’ ability to conduct such businesses or own such assets, (iv) seeking to impose or confirm limitations on our ability or that of any of our subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to Genzyme’s shareholders, (v) seeking to require divestiture by us or any of our subsidiaries or affiliates of any Shares, (vi) seeking any material diminution in the benefits expected to be derived by us or any of our subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving Genzyme, (vii) adversely affecting the financing of the Offer or any merger or other business combination involving Genzyme or (viii) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Genzyme or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates; or

(f)	any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to Parent, the Purchaser or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving Genzyme, by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of the HSR Act to the Offer or to any such merger or other business combination), that, in our reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (i) through (viii) of paragraph (e) above; or

(g)	any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Genzyme or any of its affiliates that, in our reasonable judgment, is or may be materially adverse to Genzyme or any of its affiliates, or we become aware of any facts that, in our reasonable judgment, would have material adverse significance with respect to either the value of Genzyme or any of its affiliates or the value of the Shares to us or any of our affiliates; or

(h)	there occurs (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on October 1, 2010, (iii) any change in the general political, market, economic or financial conditions in the United States that, in our reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Genzyme and its subsidiaries, taken as a whole, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (vi) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (viii) in the case of any of the foregoing existing as of the close of business on October 1, 2010, a material acceleration or worsening thereof; or

(i)

(i) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including Genzyme or any of its subsidiaries or affiliates), or has been publicly disclosed, or we otherwise learn that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Genzyme (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Genzyme (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on October 1, 2010, (ii) any such person or group which, prior to October 1, 2010, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Genzyme, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Genzyme constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Genzyme or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Genzyme or any assets or securities of Genzyme; or

(j)

Genzyme or any of its subsidiaries has (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on December 31, 2009, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (iv) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Genzyme, (v) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Genzyme, (vi) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (vii) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of Genzyme or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Genzyme or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates, (ix) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of any merger or other similar business combination involving Genzyme (including, in each case, in combination with any other event such as termination of employment or service), (x) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of Genzyme or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced, (xi) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (xii) amended, or authorized or proposed any amendment to, its articles of organization or bylaws (or other similar constituent documents) or we become aware that Genzyme or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, their respective articles of organization or bylaws (or other similar constituent documents) which has not been previously disclosed; or

(k)	we become aware (i) that any material contractual right of Genzyme or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of Genzyme or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving Genzyme or (ii) of any covenant, term or condition in any instrument or agreement of Genzyme or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Genzyme or any of its affiliates or the value of the Shares to us or any of our affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our consummation of a merger or other similar business combination involving Genzyme); or

(l)	we or any of our affiliates enters into a definitive agreement or announces an agreement in principle with Genzyme providing for a merger or other similar business combination with Genzyme or any of its subsidiaries or the purchase of securities or assets of Genzyme or any of its subsidiaries, or we and Genzyme reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

(m)	Genzyme or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving Genzyme or any of its subsidiaries or the purchase of securities or assets of Genzyme or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of Genzyme or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

(n)	any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in Section 15 – “Certain Legal Matters; Regulatory Approvals”) shall not have been obtained on terms satisfactory to Parent and the Purchaser or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.

The foregoing conditions are for the sole benefit of Parent and the Purchaser and their affiliates, may be asserted by either Parent or the Purchaser in our sole discretion, regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time prior to the Expiration Date, subject to applicable law. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 15, based on our examination of publicly available information filed by Genzyme with the SEC and other information concerning Genzyme, we are not aware of any governmental license or regulatory permit that appears to be material to Genzyme’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Genzyme’s business, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 14 – “Certain Conditions of the Offer.”

U.S. Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar-day waiting period following the filing by Parent, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Accordingly, the required waiting period with respect to the Offer and the Proposed Merger will expire at 11:59 p.m., Eastern Daylight Time, 15 days following such filing, unless such 15th day is a Saturday, Sunday, or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., New York City Time, on the next regular business day, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the Purchaser’s consent. In practice, complying with a Second Request can take a significant period of time. Although Genzyme is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Genzyme’s failure to make those filings nor a request for additional documents and information issued to Genzyme by the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer.

At any time before or after the Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer may substantially lessen competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares or, as a condition to clearance, the divestiture of substantial assets of the Purchaser, Genzyme or any of their respective subsidiaries or affiliates or requiring other conduct relief. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the Purchaser’s obligation to accept for payment Shares tendered in the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Purchaser may not be obligated to consummate the Offer.

European Union Antitrust Compliance. Under Article 7(1) of Council Regulation No. 139/2004 (the “EC Proposed Merger Regulation”), a transaction meeting certain thresholds may not be completed before it is notified to the European Commission (the “EC”) and the EC (a) has not declared that the transaction does not to fall within the scope of the EC Proposed Merger Regulation, (b) has declared that the transaction is compatible with the common market, or (c) has been deemed to have declared that the transaction is compatible with the common market (an “EC Decision”). However, pursuant to Article 7(2) of the EC Proposed Merger Regulation, shares acquired pursuant to a public offer may be acquired before an EC Decision is taken provided the Purchaser timely notified the transaction to the EC and does not intend to exercise the voting rights prior to an EC Decision unless the EC grants a derogation permitting voting. The purchase of Shares pursuant to the Offer falls under the definition of a notifiable concentration pursuant to the EC Proposed Merger Regulation. The Purchaser does not intend to complete the Offer until an EC Decision has been issued.

Under the provisions of the EC Proposed Merger Regulation, the initial (Phase I) review period is 25 working days, which may be extended by 10 working days if the filing parties offer remedial undertakings. If the EC has serious doubts whether a notified transaction is compatible with the common market, it may initiate Phase II proceedings, which may last an additional 90 to 125 working days.

If the EC concludes, after review, that the Offer impedes effective competition on the common market or on a substantial part of it, the EC could prohibit the transaction by declaring that the concentration is incompatible with the common market. Alternatively, the EC could require a remedy such as the divestiture of Shares acquired by the Purchaser or, as a condition to clearance, the divestiture of substantial assets of Parent or its subsidiaries, or of Genzyme or its subsidiaries. Although we believe that consummation of the Offer is not incompatible with the common market, there can be no assurance that a challenge to the Offer will not be made by the EC or, if a challenge is made, what the result will be.

Other Foreign Antitrust Filings. The Purchaser and Genzyme and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. The Purchaser believes that it will be required to notify the Offer to the relevant antitrust authorities in Brazil, Japan, and Korea.

Brazilian Antitrust Compliance. Under Law 8884 and its related resolutions administered by Antitrust Commission (“CADE”), an office of the Ministry of Finance in charge of economic affairs (“SEAE”), and an office of the Ministry of Justice (“SDE”) (collectively, the “Brazilian Antitrust Authorities”), a transaction meeting certain thresholds must be notified to the Brazilian Antitrust Authorities within fifteen business days of commencement of the Offer. Under Brazilian law, there is no automatic suspension of a notified transaction pending approval by the Brazilian Antitrust Authorities. If the Brazilian Antitrust Authorities conclude that the transaction creates or strengthens a dominant position or causes a lessening or restriction of competition in Brazil, the Brazilian Antitrust Authorities could prohibit the transaction. Alternatively, they could require a remedy such as the divestiture of Shares acquired by the Purchaser or, as a condition to clearance, the divestiture of substantial assets of Parent or its subsidiaries, or of Genzyme or its subsidiaries. Although we believe that consummation of the Offer will not create or strengthen a dominant position or result in a lessening or restriction of competition in Brazil, there can be no assurance that a challenge to the Offer will not be made or, if a challenge is made, what the result will be.

Japanese Antitrust Compliance. Under Chapter 4 of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, as amended, and the relevant provisions of the Cabinet Ordinance and Regulations for the Law (collectively, the “Antimonopoly Law”), a transaction meeting certain thresholds may not be completed before it is notified to the Japanese Fair Trade Commission (“JFTC”) and the JFTC has issued a clearance decision or has permitted the review period to expire without issuing a request for additional information or otherwise extending the review period. The purchase of Shares pursuant to the Offer constitutes a notifiable transaction under the Antimonopoly Law.

Under the provisions of the Antimonopoly Law, the initial review period is 30 days, which may be extended by between 90 and 120 days if the JFTC has serious doubts whether a notified transaction will substantially restrain competition in Japan.

If the JFTC concludes that the transaction substantially restrains competition in Japan, it could prohibit the transaction. Alternatively, it could require a remedy such as the divestiture of Shares acquired by the Purchaser or, as a condition to clearance, the divestiture of substantial assets of Parent or its subsidiaries, or of Genzyme or its subsidiaries. Although we believe that consummation of the Offer does not substantially restrain competition in Japan, there can be no assurance that a challenge to the Offer will not be made by the JFTC or, if a challenge is made, what the result will be.

Korean Antitrust Compliance. Under the Monopoly Regulation and Fair Trade Act, as amended, and related rules and regulations (“MRFTA”) that have been issued by the Korea Fair Trade Commission (the “KFTC”), a transaction meeting certain thresholds is subject to review and clearance by the KFTC. The purchase of Shares pursuant to the Offer constitutes a notifiable transaction and will be subject to review, after consummation of the Offer, under the MRFTA.

Under the provisions of the MRFTA, the initial review period is 30 days, which may be extended by up to 90 days if the KFTC has serious doubts whether a notified transaction will have an anti-competitive effect in Korea.

If the KFTC concludes that the transaction has an anti-competitive effect in Korea, it could require a remedy such as the divestiture of Shares acquired by the Purchaser or, as a condition to clearance, the divestiture of substantial assets of Parent or its subsidiaries, or of Genzyme or its subsidiaries. Although we believe that consummation of the Offer will not have an anti-competitive effect in Korea, there can be no assurance that a challenge to the Offer will not be made by the KFTC or, if a challenge is made, what the result will be.

State Takeover Laws. Genzyme is incorporated under the laws of Massachusetts. Chapter 110C of the General Laws of Massachusetts, entitled “Regulation of Take-Over Bids in the Acquisition of Corporations” (“Chapter 110C”) purports to impose procedural requirements in connection with certain take-over bids. A take-over bid is the acquisition or offer to acquire stock which would result in the acquirer possessing more than 10% of the voting power of any class of an issuer’s stock. A take-over bid does not include, among other things, any offer which the board of directors of the issuer has consented to and approved and has recommended its shareholders accept, if the terms of such bid, including any inducements to officers or directors which are not made available to all shareholders, have been furnished to the shareholders. The Purchaser has elected to make the filings with the Secretary of State of the Commonwealth of Massachusetts purportedly required by Chapter 110C. However, the Purchaser reserves its right to challenge the applicability or validity of Chapter 110C in appropriate court proceedings.

A number of states other than Massachusetts have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

Genzyme, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Proposed Merger and have not attempted to comply with any such laws (except as described above with respect to Chapter 110C). The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right.

Should any person seek to apply any state takeover law to the Offer or any merger or other business combination between us or any of our affiliates and Genzyme, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 14 – “Certain Conditions of the Offer.”

Litigation.

On August 11, 2010, The Jerry L. & Mena M. Morelos Revocable Trust, which purports to be a Genzyme shareholder, filed a putative class action complaint against Genzyme, its Board of Directors and Chief Financial Officer (collectively, the “Individual Defendants”) and Parent in the United States District Court for the District of Massachusetts, Case No. 1:10-cv-11356 (the “Morelos Revocable Trust Action”). The complaint alleges that the Individual Defendants are breaching their fiduciary duties to Genzyme’s public shareholders by, among other things, failing to maximize shareholder value in a potential transaction with Parent, and that Genzyme and Parent are aiding and abetting those breaches. The complaint seeks, among other things, an order certifying a plaintiff class consisting of all public Genzyme shareholders, an order enjoining a potential transaction between Genzyme and Parent, and an award of attorneys’ fees and costs of litigation. The defendants have not yet answered or otherwise responded to the complaint.

On August 16, 2010, the Chester County Employees Retirement Fund, which also purports to be a Genzyme shareholder, filed a putative class action complaint against Genzyme and its Board of Directors in Massachusetts state court (Middlesex County), Docket No. 10-3065 (the “Chester County Action”). The complaint alleges that Genzyme’s directors are breaching their fiduciary duties to Genzyme’s public shareholders by, among other things, failing to engage in good faith negotiations with Parent or any other potential bidder to obtain the best possible offer for Genzyme and its shareholders. The complaint seeks, among other things, an order certifying a plaintiff class consisting of all public Genzyme shareholders, an order enjoining Genzyme’s directors from employing defensive maneuvers or other defensive tactics to prevent Genzyme’s shareholders from receiving and accepting a valid and value-maximizing offer for their Genzyme shares, an order directing Genzyme’s directors to exercise their fiduciary duties to obtain a transaction that is in the best interests of Genzyme’s shareholders, including negotiating fully and in good faith with Parent and/or any other potential bidder, damages in an unspecified amount, and an award of attorneys’ fees and costs of litigation. On September 2, 2010, the plaintiff filed an amended complaint, which adds factual allegations regarding post-August 16, 2010 events (including Parent’s August 29, 2010 non-binding proposal to acquire Genzyme and Genzyme’s rejection of the same) and seeks the same relief. The defendants have not yet answered or otherwise responded to the amended complaint. On September 9, 2010, the plaintiff filed an emergency motion for expedited discovery, which motion is currently pending.

On August 17, 2010, Alan R. Kahn, who also purports to be a Genzyme shareholder, filed a putative class action complaint against Genzyme, its Board of Directors and Parent in Massachusetts state court (Middlesex County), Docket No. 10-3067 (the “Kahn Action”). Like the complaint in the Morelos Revocable Trust Action, the complaint in the Kahn Action alleges that Genzyme’s directors are breaching their fiduciary duties to Genzyme’s public shareholders by, among other things, failing to maximize shareholder value in a potential transaction with Parent, and that Parent is aiding and abetting those breaches. The complaint seeks, among other things, an order certifying a plaintiff class consisting of all public Genzyme shareholders, an order enjoining the potential transaction between Genzyme and Parent, damages in an unspecified amount, and an award of attorneys’ fees and costs of litigation. On September 3, 2010, the plaintiff filed a notice of voluntary dismissal of his complaint as to Parent. The remaining defendants have not yet answered or otherwise responded to the complaint.

On September 8, 2010, Bernard Malina, who also purports to be a Genzyme shareholder, filed a putative class action complaint against Genzyme and its Board of Directors in the United States District Court for the District of Massachusetts, Case No. 1:10-cv-11532 (the “Malina Action”). Like the complaint in the Chester County Action, the complaint in the Malina Action alleges that Genzyme’s directors are breaching their fiduciary duties to Genzyme’s public shareholders by, among other things, failing to engage in good faith negotiations with Parent or any other bidder to obtain the best possible offer for Genzyme and its shareholders. The complaint seeks, among other things, an order certifying a plaintiff class consisting of all public Genzyme shareholders, an order directing Genzyme’s directors to fulfill their fiduciary duties by cooperating with any entity or person, including Parent, having a bona fide interest in proposing a transaction that would maximize Genzyme shareholder value, damages in an unspecified amount, and an award of attorneys’ fees and costs of litigation. The defendants have not yet answered or otherwise responded to the complaint.

On September 9, 2010, Emanuel Resendes, who also purports to be a Genzyme shareholder, filed a putative class action complaint against the Individual Defendants in the United States District Court for the District of Massachusetts, Case No. 1:10-cv-11536 (the “Resendes Action”). Like the complaints in the Chester County and Malina Actions, the complaint in the Resendes Action alleges that the Individual Defendants are breaching their fiduciary duties to Genzyme’s public shareholders by, among other things, failing to engage in good faith negotiations with Parent or any other bidder to obtain the best possible offer for Genzyme and its shareholders. The complaint seeks, among other things, an order certifying a plaintiff class consisting of all public Genzyme shareholders, an order enjoining the Individual Defendants from entering into any contractual provisions that harm Genzyme’s shareholders or prohibit the Individual Defendants from maximizing shareholder value (including any confidentiality agreement or contract designed to impede the maximization of shareholder value), an order enjoining the Individual Defendants from adopting, implementing or instituting any defensive measures that have or are intended to have the effect of making the consummation of an offer to purchase Genzyme more difficult or costly for a potential acquiror, and an award of attorneys’ fees and costs of litigation. The defendants have not yet answered or otherwise responded to the complaint.

On September 14, 2010, William S. Field, III, Trustee U/A dated October 12, 1991 by William S. Field, Jr., who also purports to be a Genzyme shareholder, filed a putative class action complaint against Genzyme and the Individual Defendants in the United States District Court for the District of Massachusetts, Case No. 1:10-cv-11565 (the “Field Action”). Like the complaints in the Chester County, Malina and Resendes Actions, the complaint in the Field Action alleges that the Individual Defendants are breaching their fiduciary duties to Genzyme’s public shareholders by, among other things, failing to engage in good faith negotiations with Parent or any other bidder to obtain the best possible offer for Genzyme and its shareholders. The complaint seeks, among other things, an order certifying a plaintiff class consisting of all public Genzyme shareholders, an order appointing an independent Genzyme special committee with full authority to (i) evaluate, negotiate and, if in Genzyme’s shareholders’ best interest, enter into a transaction with Parent or another bidder and (ii) pursue other opportunities to maximize shareholder value, damages in an unspecified amount, and an award of attorneys’ fees and costs of litigation. The defendants have not yet answered or otherwise responded to the complaint.

16. Fees and Expenses.

J.P. Morgan Securities LLC is acting as Dealer Manager in connection with the Offer and it and certain of its affiliates (collectively, “JPM”) have provided certain financial advisory services to Parent in connection with the proposed acquisition of Genzyme, for which services JPM will receive customary compensation. JPM will be reimbursed for its reasonable fees and expenses, including the reasonable fees and disbursements of JPM’s counsel, incurred in connection with JPM’s engagement, and will be indemnified, along with certain related parties, against specified liabilities, including liabilities under the federal securities laws. In the ordinary course of business, JPM and its respective affiliates may actively trade or hold securities or loans of Parent and Genzyme for their own accounts or for the accounts of customers and, accordingly, JPM and/or its respective affiliates may at any time hold long or short positions in these securities or loans.

The Purchaser has retained MacKenzie Partners, Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

17. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary, the Dealer Manager or the Information Agent for the purpose of the Offer.

Parent and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8 – “Certain Information Concerning Parent, the Purchaser and Certain Related Persons” above.

GC Merger Corp.

October 4, 2010

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER, PARENT AND CERTAIN

RELATED PERSONS

1.	DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of GC Merger Corp. are set forth below. The business address and phone number of each such director and executive officer is c/o Sanofi-Aventis U.S., 55 Corporate Drive, Bridgewater, New Jersey 08807, (908) 981-5000. Unless otherwise indicated, each director and executive officer is a citizen of the United States of America.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Gregory Irace Director, Chief Executive Officer and President	Gregory Irace holds a B.S. in accounting from Albany State University (New York). He began his career at Price Waterhouse in 1980 and received his CPA in 1982. He spent 11 years at Price Waterhouse becoming a Senior Audit Manager in 1988, and a Senior Manager in the Corporate Finance Department in 1989. In 1991 he joined Sterling Winthrop Inc. as Regional Controller and in 1993 he became Director of Financial Planning and Analysis for Sanofi-Aventis Winthrop L.P. From October 1994 to January 2007, he was Chief Financial Officer of Sanofi-Aventis’ Pharmaceutical Operations in the United States, most recently serving as Senior Vice President, Finance and Administration and Chief Financial Officer of Sanofi-Aventis U.S. He was appointed to his present position as President and Chief Executive Officer of Sanofi-Aventis U.S. in February 2007, and is a member of Sanofi-Aventis’ Management Committee. In addition, he serves as a board member and/or officer of a number of Sanofi-Aventis’ subsidiaries.

Wayne Pisano Director	Wayne Pisano holds a bachelor’s degree in biology from St. John Fisher College, Rochester, New York, and an MBA from the University of Dayton, Ohio. Prior to Sanofi Pasteur he held various marketing and sales positions with Reed and Carnrick Pharmaceuticals and Sandoz/Novartis. He joined Sanofi Pasteur as Vice President, U.S. Marketing in May 1997 and then served as Senior Vice President of U.S. Marketing & Sales, Executive Vice President of Sanofi Pasteur North America and Senior Vice President, Global Commercial Operations. He was appointed to his present position as Senior Vice President Vaccines of Sanofi-Aventis in August 2007 and joined the Executive Committee of Sanofi-Aventis in November 2009. In addition, he serves as a board member of a number of Sanofi-Aventis’ subsidiaries.

Philippe Grillet Chief Financial Officer

Philippe Grillet graduated in management and economics from EM Lyon. He began his career as an external auditor and joined Sanofi-Aventis as Head of Consolidation for Pharma Division in 1990. He subsequently held a series of management positions in Accounting, Consolidation and Finance. He was appointed Head of Finance and Administration for Global Operations in Europe in 2003 and also assumed responsibility for Regional Business Development and Prices in 2007. He was Vice President, Finance and Administration, Europe Region from 2007 until his appointment as Vice President, Finance and Chief Financial Officer, United States and Canada Region, on August 1st, 2010. In addition, he serves as a board member and/or officer of a number of Sanofi-Aventis’ subsidiaries.

Philippe Grillet is a citizen of France.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Richard Thomson Treasurer	Richard Thomson holds bachelor’s degrees in finance and insurance and risk management from Temple University (Philadelphia, Pennsylvania). Until January 2005, he was Vice President & Treasurer of Sanofi-Synthelabo Inc. He has been Vice President and Treasurer of Sanofi-Aventis U.S. since January 2005 and a director of Aventis Inc. since January 2005. In addition to his positions at Sanofi-Aventis U.S. and Aventis Inc., he serves as a director or as treasurer of a number of Sanofi-Aventis’ subsidiaries.

John Spinnato Vice President, General Counsel and Secretary	John Spinnato holds Bachelor of Arts and Juris Doctorate degrees from the University of Dayton and an LLM from the Georgetown University Law Center. Until December 2005, he was Vice President, General Counsel and Secretary of Sanofi-Synthelabo Inc. From December 2005 to August 2007, he was Vice President and General Counsel of Pharmaceutical Operations at Sanofi-Aventis US. He has served as Vice President and General Counsel and Secretary of Sanofi-Aventis U.S. since August 2007. In addition, he serves as a board member and/or officer of a number of Sanofi-Aventis’ subsidiaries.

2.	DIRECTORS AND EXECUTIVE OFFICERS OF PARENT.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address and phone number of each such director and executive officer is c/o Sanofi-Aventis, 174, avenue de France, 75013 Paris, France, +33 1 53 77 40 00. Unless otherwise indicated, each director and executive officer is a citizen of France.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Serge Weinberg Chairman of the Board of Directors Director	Serge Weinberg holds a Bachelor’s degree in Law, a Graduate Degree of “Institut d’Études Politiques” and is a graduate of the ENA — Ecole Nationale d’Administration (1976). He held different positions as a “sous-préfet” from 1976 to 1981, and became Chief of Staff of the French Budget Minister, Laurent Fabius, in 1981. After a position as Deputy General Manager for Finance at the French Television Channel FR3 (1982 to 1983), he became Chief Executive Officer and then Chairman of the Havas Tourisme Group from 1983 to 1987. He was then appointed CEO of Pallas Finance for three years and joined the Pinault Group in 1990 as President of CFAO. In the Pinault Group he was then appointed Chairman and CEO of Rexel from 1991 to 1995 and chaired the Management Board of the PPR Group for 10 years. In March 2005, he founded the investment firm Weinberg Capital Partners, which manages funds dedicated to LBO and real estate. Within the Weinberg Capital Partners Group he is President of Weinberg Capital Partners (SAS), Director of Alliance Industrie, member of the supervisory board of Amplitude Group, Vice President and Director of Financière Poinsétia, Vice President and Director of Financière Sasa, Member of the Executive Committee of Pharma Omnium International, Director of Sasa Industrie, Director of VL Holding, Member of the Supervisory Board of Financière BFSA, Director of Team Partners Group. He is also Manager of Maremma, Manager of Alret, and a member of the Supervisory Board

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
of Schneider Electric, Director of Rothschild Concordia, Member of the board of Rothschild & Cie, President of Corum, President of Financière Piasa, President of Piasa Holding and Director of Piasa. Serge Weinberg was also non-executive Chairman of the Board of the Accor Group from 2006 to 2009. He was a member of the “Growth Release Committee” (Attali Committee, 2007 to 2010). He is a member of the Board of AFEP (French Association of Private Entreprises) and is also Founding Member and Treasurer of the “Brain and Spinal Cord Institute”— Institut du Cerveau et de la Moelle Épinière (ICM). He was appointed as a director of Sanofi-Aventis in 2009, and appointed Chairman of the Board of Directors in 2010.

Christopher Viehbacher Chief Executive Officer Director

Christopher Viehbacher is a graduate of the Queens University (Ontario, Canada) and a certified public accountant. After beginning his career at Price WaterhouseCoopers, between 1988 and 2008 he acquired broad international experience in Europe, in the United States and in Canada with the GlaxoSmithKline (GSK) company. In his last position, Christopher Viehbacher was President, Pharmaceutical Operations North America, a member of the board and Co-Chairman of the Portfolio Management Board. Christopher Viehbacher has been a member of the board of PhRMA (United States) since 2007, a member of the Health Leadership Council (United States) since 2005, a member of the board of Research America (United States) since 2006, a member of the board of Burroughs Wellcome Fund (United States) since 2008, a member of the Advisory Board of the Center for Healthcare Transformation (United States) since 2008 and a member of the Board of Experts of Fuqua School of Business, Duke University (United States) since 2002. He is also currently a member of the board of the Business Roundtable (United States). He was appointed to his present position in 2008, and is a member of the Strategic Reflection Committee.

Christopher Viehbacher is a citizen of Germany and Canada.

Uwe Bicker Independent Director

Uwe Bicker studied chemistry and medicine in Berlin and Heidelberg. He received his doctorate degree in both fields and has been a professor at the Faculty of Medicine of the University of Heidelberg since 1983. From 1975 to 1994, he held various positions at Boehringer Mannheim (later Roche AG). In 1994, he joined the Hoechst Group to serve as a board member of the group’s subsidiary, Behringwerke AG; he also joined the Executive Board of Hoechst Marion Roussel and was named Chairman of the Executive Board of Dade Behring, Inc., Deerfield/Illinois, USA. Since 2004, he has held positions on several advisory and supervisory boards and as Vice-Chairman of the Supervisory Board of Epigenomics AG (Germany). In addition, he has served as a member of the Supervisory Board of Future Capital AG (Frankfurt, Germany), as a member of the Supervisory Board of Definiens AG (Münich, Germany) since 2004, as a director of the Aventis Foundation since 2004 and as a member of the Board of Trustees of Bertelsmann Stiftung (Bertelsman Foundation, Germany) since 2008, Chairman of the Supervisory Board of Siemens Healthcare Diagnostics Holding GmbH (Eschborn, Germany) and a Member of the Advisory Board of Morgan Stanley (Germany). He was first elected as a director of Sanofi-Aventis in 2008 and is a member of the Strategic Reflection Committee.

Uwe Bicker is a citizen of Germany.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Robert Castaigne Director	Robert Castaigne is a graduate of the École Centrale of Lille and the École Nationale Superieure du Petrole et des Moteurs. From 1972 to May 2008, he held several positions within Total S.A., including Chief Financial Officer from June 1994 to May 2008, Chairman and Chief Executive Officer of Total Chimie from June 1996 to May 2008 and Chairman and Chief Executive Officer of Total Nucléaire from October 1992 to May 2008. In addition, he was a director of Elf Aquitaine from March 2000 to June 2008, a director of Petrofina (Belgium) from May 1999 to June 2008, a director of Total Upstream UK Ltd (UK) from October 2005 to June 2008 and a director of Total Gabon from June 2003 to August 2008. Between March 2000 and February 2006, he was a director of Arkema and between May 2000 and October 2006 he was a director of Alphega. He has served as a director of Vinci since 2007, as a director of Société Générale since 2009 and as a director of Compagnie Nationale à Portefeuille (Belgium) since 2008. He was first elected as a director of Sanofi-Aventis in 2000 and is a member of the Audit Committee.

Thierry Desmarest Director	Thierry Desmarest is a graduate of the École Polytechnique and of the École Nationale Supérieure des Mines de Paris. From 1971 to 1975, he served as, among other things, Director of Mines and Geology in New Caledonia. From 1975 to 1978 and 1978 to 1980, he served as technical advisor on the staffs of the Minister of Industry and the Minister of Economy, respectively. He joined Total S.A. in 1981, where he held various management positions, including President of Exploration & Production until 1995. He served as Chairman and Chief Executive Officer of Total S.A. from May 1995 until February 2007, and from February 2007 to May 2010 served as Chairman of the Board of Total. Thierry Desmarest is the Chairman of the Nominating and Governance Committee of Total S.A. He is also currently President of the Total Foundation and a director of the Louvre Museum, and has served as a director of Air Liquide since 1999, as a director of Renault SA since 2008, as a director of Renault SAS since 2008 and as a director of Bombardier (Toronto, Canada) since 2009. He formerly served as director of Areva from 2006 to April, 2010. In addition, he is a member of the Nominating and Remuneration Committee of Air Liquide, a member of the Remuneration Committee of Renault SA, a member of the board of directors of the École Polytechnique and President of the École Polytechnique Foundation. Thierry Desmarest was Chairman and CEO of Elf Aquitaine from February 2000 to May 30, 2007. He was first elected as a director of Sanofi-Aventis in 2000 and is a member of the Remuneration Committee, the Nomination and Governance Committee and of the Strategic Reflection Committee.

Lord Douro Independent Director	Lord Douro is a graduate of the University of Oxford. From 1979 to 1989, he was a member of European Parliament. Lord Douro was Chairman of Framlington Group Ltd (United Kingdom) from 1993 to October 2005 and from 1995 to 2000, he was Chairman of Sun Life & Provincial Holdings Plc. From 2003 to August 2007, he was a Commissioner of English Heritage (United Kingdom). He has served as

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Chairman of Richemont Holdings UK Ltd (United Kingdom) since 1990 and as Chairman of Kings College London (United Kingdom) since 2007. In addition, he has been a director of Pernod Ricard since 2003, a director of Abengoa Bioenergy (Spain) since 2006, a director and a member of the Nominating Committee of Compagnie Financière Richemont AG (Switzerland) since 2000, a director of GAM Worldwide (United Kingdom) since 1983 and an advisor to Crédit Agricole (United Kingdom) since 2006. In July 2010, he was appointed a director of the RIT Capital, where he chairs the Remuneration Committee and the Conflicts Committee, an is a member of the Nomination Committee. He was first elected as a director of Sanofi-Aventis in 2002 and is a member of the Nominating and Governance Committee and of the Strategic Committee.

Lord Douro is a citizen of the United Kingdom.

Jean-René Fourtou Independent Director	Jean-René Fourtou is a graduate of the École Polytechnique. From 1963 to 1986, he held several positions within the Bossard group, including Chairman and CEO of the Bossard group from 1977 to 1986. From 1986 to 1999, he was the Chairman and CEO of Rhône-Poulenc and from 2002 to 2005, he was Chairman and CEO of Vivendi Universal. Jean-René Fourtou has been the Chairman of the Supervisory Board of Vivendi since 2005. He has also served as a member of the Supervisory Board of Axa from 1990 to 2010, as a director of Cap Gemini SA since 2002, as a director of Axa Millésimes SAS since 2002 and as a director Nestlé (Switzerland) since 2006. He is also currently Chairman of the Supervisory Board of Canal+ group, a director of NBC Universal, Inc. (United States) and a member of the Supervisory Board of Maroc Telecom. Jean-René Fourtou was Vice-Chairman of the Supervisory Board of Axa until 2010 and Vice-President, President, then Honorary President of the International Chamber of Commerce from 2002 until 2008. From 1999 to 2004, he served in various roles at Aventis, including as Vice-Chairman of the Executive Board, Vice Chairman of the Supervisory Board and as a member of the Strategic Committee. He was first elected as a director of Sanofi-Aventis in 2004 and is a member of the Remuneration Committee, the Nominating and Governance Committee and the Strategic Reflection Committee.

Claudie Haigneré Independent Director	Claudie Haigneré is a rheumatologist and holds an M.D. and a Ph.D. in science (neuroscience). In 1985, she was selected by the Centre National d’Études Spatiales (CNES) as a candidate astronaut. She was a rheumatologist at the Hôpital Cochin in Paris from 1984 to 1992, a researcher at the Neurosensory Physiology Laboratory of the CNES from 1985 to 1990, and became head of the Scientific Programs in Life Sciences at the French space agency, CNES, in 1990. She was an astronaut with the CNES, then ESA (European Space Agency), flying a space mission to the MIR space station in 1996 and a second mission to the International Space Station (ISS) in 2001. Ms Haigneré was appointed Minister for European Affairs from March 2004 to May 2005, after having been Minister for Research and New Technologies from June 2002 to March 2004. From 2005 to 2009, Claudie Haigneré was an

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
advisor to the Chief Executive Officer of ESA, and President of the Cité des Sciences et de l’Industrie. She is currently CEO of Universcience (which includes the Cité des Sciences and the Palais de la découverte (Science Center)). In addition, she has served as a director and member of the Strategy Committee of France Telecom since 2007, and is also currently a director of Aéro-Club de France, a director of the Fondation de France, a director of the Fondation CGénial and a director of the L’Oréal Business Foundation. She is also currently a member of the International Academy of Astronautics, a member of the Académie des Technologies, the Académie des Sports, and the Académie nationale de l’Air et de l’Espace. She was first elected as a director of Sanofi-Aventis in 2008 and is a member of the Nominating and Governance Committee.

Igor Landau Director	Igor Landau is a graduate of École des Hautes Études Commerciales (HEC) and of INSEAD. He served as Director General of the German subsidiary of La Compagnie du Roneo from 1968 to 1970. From 1971 to 1975, he was an executive advisor at McKinsey. From 1975 to 2004, he held various positions within Rhône-Poulenc, including as a member of the Executive Board of Aventis from December 1999 to May 2002 and as Chairman of the Executive Board of Aventis from May 2002 to August 2004. He also served as a director of Fisons from March 2003 to June 2004, as a director of Aventis Behring from February 2000 to March 2004, as a director of Essilor from 2001 to 2005 and as a director of Thomson from September 2002 to December 2005. In addition, he was a member of the Supervisory Board of Dresdner Bank from April 2003 to December 2006 and a member of the Supervisory Board of Adidas AG from 2004 to 2009. In addition, he has served as a director of HSBC France since 2002, as a member of the Supervisory Board of Allianz AG since 2005 and as Chairman of the Supervisory Board of Adidas AG since 2009. He is also currently a director of INSEAD. He was first elected as a director of Sanofi-Aventis in 2004.

Christian Mulliez Director	Christian Mulliez is a graduate of the E.S.S.E.C. Business School (École Supérieure des Sciences Économiques et Commerciales). From 1984 to 2002, he held several positions within Synthélabo, and then in Sanofi-Synthélabo, including Vice President, Finance Department. Since 2003 he has been Vice-President, Administration and Finance Department of L’Oréal. He is also Chairman of the Board of Directors of Regefi, a director of DG 17 Invest and a director of Galderma Pharma (Switzerland). In addition, he has served as a director of L’Oréal USA Inc. since 2003 and as a director of The Body Shop International (United Kingdom) since 2006. He was first elected as a director of Sanofi-Aventis in 2004.

Lindsay Owen-Jones Director	Lindsay Owen-Jones holds a Bachelor’s Degree in Literature from the University of Oxford and is also a graduate of the Institut Européen d’Administration des Affaires. Since 1969, he has held several positions within the L’Oréal group, including that of Chairman and Chief Executive Officer of L’Oréal from September 1988 to April 2006, and has served as its Chairman of the Board of Directors since 1988. Lindsay Owen-Jones was also Vice-Chairman and a member of the Supervisory

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Board of Air Liquide from November 2001 to May 2006 and Vice-Chairman of the Board of Directors of Air Liquide from May 2006 to May 2009. He was a director of BNP Paribas from June 1989 to December 2005 and a director of Galderma Pharma (Switzerland) from June 1999 to May 2006. He has also served as Chairman of the Strategy and Achievement Committee of L’Oréal since 2004 and Chairman of the Board of Directors of the L’Oréal Business Foundation since 2007. He has been President of Alba Plus since 2006 and a director of Ferrari S.p.A. (Italy) since 2005. He has been a director of L’Oréal USA Inc. since 1981 and Chairman of both L’Oréal USA Inc. and L’Oréal UK Ltd since 1991. He was first elected as a director of Sanofi-Aventis in 1999 and is a member of the Remuneration Committee, the Nominating Governance Committee and the Strategic Reflection Committee.

Lindsay Owen-Jones is a citizen of the United Kingdom.

Klaus Pohle Independent Director

Klaus Pohle holds a doctorate in law from the University of Frankfurt and a LLM from Harvard University. From 1966 to 1980, he held several positions within the BASF Group. From 1981 to 2003, he was Vice Chairman of the Board of Executive Directors and CFO of Schering AG, and from 2003 to 2005 he served as Chairman of the German Accounting Standards Board. He was Chairman of the Audit Committee and Vice-Chairman of the Supervisory Board of Lion Bioscience AG (Germany) until August 2004, Chairman of the Supervisory Board (October to November 2008), Vice-Chairman of the Supervisory Board (until October 2008), Chairman of the Audit Committee (until November 2008) and a member of the Nominating and Governance Committee (until November 2008) of Hypo Real Estate Holding AG, Munich (Germany) and a member of the Supervisory Board and Chairman of the Audit Committee of DWS Investment GmbH, Frankfurt (Germany) until April 2009. He is currently a professor of business administration at Berlin Institute of Technology, and also serves as a director of the Labelux Group GmbH (Austria) and as a director and Chairman of the Audit Committee of Coty Inc. New York (United States). He was first elected as a director of Sanofi-Aventis in 2004 and is Chairman of the Audit Committee.

Klaus Pohle is a citizen of Germany.

Gérard Van Kemmel Independent Director	Gérard Van Kemmel is a graduate of the École des Hautes Études Commerciales (HEC) and holds an MBA from Stanford University Graduate School of Business. From 1966 to 1995, he held several positions at Arthur Anderson/Andersen Consulting, including President of Arthur Andersen and Andersen Consulting from 1976 to 1995 and President of the board of Arthur Andersen Worldwide (1989 to 1994). From 1996 to 1997, he was advisor to the Minister of Finance and from 1997 to 2006, he held several positions at Cambridge Technology Partners (including Chief Operating Officer) and at Novell, including Chairman EMEA. Gérard Van Kemmel has been a director of Eurotunnel Group (operator of the Channel tunnel) since 2008, a director of Europacorp since 2008, a member of its Audit Committee and a director of Eurotunnel NRS Holders Company Limited (United Kingdom) between 2006 and 2010. He was first elected as a director of Sanofi-Aventis in 2003 and is a member of the Remuneration Committee, the Audit Committee and the Nominating and Governance Committee.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Hanspeter Spek Member of the Management Committee President Global Operations Member of the Executive Committee

Hanspeter Spek graduated from business school in Germany. In 1974, he completed a management training program at Pfizer International, and then joined Pfizer RFA as a junior product manager. He served in various positions at Pfizer RFA, including as manager of the marketing division. Mr. Spek joined Sanofi Pharma GmbH, a German subsidiary of Sanofi-Aventis, in 1985 as Marketing Director, and served in various positions in Germany and then at Sanofi-Aventis in France, before being named Senior Vice President Europe following the merger with Synthélabo in 1999. He served as Executive Vice President, International Operations from October 2000, until January 2003, when he was named in charge of worldwide operations of Sanofi-Synthélabo. He was appointed Executive Vice President, Pharmaceutical Operations in August 2004 and then President, Global Operations in November 2009.

Hanspeter Spek is a citizen of Germany.

Jérôme Contamine Member of the Management Committee Executive Vice President, Chief Financial Officer Member of the Executive Committee	Jérôme Contamine is a Graduate of École Polytechnique (X), and ENSAE, the national statistics and economics engineering school, affiliated with the Ministry of Finance (1982). He also graduated from the ENA — Ecole Nationale d’Administration. After 4 years at the “Cour des Comptes”, as a Senior State General Auditor, he joined Elf Aquitaine in 1988, as advisor to the Chief Financial Officer, and became Group Finance Director & Treasurer in 1991. He became the General Manager of Elf Petroleum Norway in 1995, after being named Deputy Vice President of Elf Upstream Division for Europe and the U.S. In 1999, he was appointed as a member of the taskforce for integration with Total, in charge of the reorganization of the merged entity, TotalFinaElf, and became, in 2000, Vice President Europe and Central Asia, Upstream Division of Total. The same year, he joined Veolia Environnement as CFO and Deputy General Manager. He was a director of several subsidiaries of the Veolia group until January 2009, and was a director of FCC Spain and Cementos Portland Spain until 2004. He has also served as a director of Valeo since May 2006. Jérôme Contamine was appointed Executive Vice President, Chief Financial Officer (CFO) in March 2009.

Marc Cluzel Member of the Management Committee Executive Vice President Research & Development Member of the Executive Committee	Marc Cluzel is a Doctor of Medicine and a Doctor of Science. He began his career in hospital medicine before carrying out research at Johns Hopkins University (Baltimore) and Guy’s Hospital (London). In 1991, he joined Sanofi Recherche as a clinical pharmacologist, and was then appointed successively as Senior Project Director in 1993, Vice President, Research Projects Management in 1996 (retaining this position after the 1999 merger with Synthélabo) and Vice President, International Development in 2001 (retaining this position after the 2004 merger with Aventis). Marc Cluzel was appointed Senior Vice President Research & Development in January 2007 and then Executive Vice President Research & Development in November 2009.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Karen Linehan Member of the Management Committee Senior Vice President Legal Affairs and General Counsel Member of the Executive Committee

Karen Linehan graduated from Georgetown University with Bachelor of Arts and Juris Doctorate degrees. Prior to practicing law, Ms. Linehan served on the congressional staff of the Speaker of the U.S. House of Representatives from September 1977 to August 1986. Until December 1990, she was an Associate in a mid-size law firm in New York, New York. In January 1991, she joined Sanofi-Aventis as Assistant General Counsel of its U.S. subsidiary. In July 1996, Ms. Linehan moved to Paris to work on international matters within the Group and she has held a number of positions within the Legal Department, most recently as Vice President — Deputy Head of Legal Operations. She was appointed to her current position in March 2007.

Karen Linehan is a citizen of the United States of America and Ireland.

Philippe Luscan Member of the Management Committee Senior Vice President Industrial Affairs Member of the Executive Committee	Philippe Luscan is a graduate of the École Polytechnique and the École des Mines in Biotechnology in Paris. He began his career in 1987 as a Production Manager at Danone. In 1990, he joined the Group as Director of the Sanofi Chimie plant at Sisteron, France, and subsequently served as Industrial Director of Sanofi-Aventis in the United States, as Vice President Supply Chain and as Vice President Chemistry. He was appointed to his present position effective September 2008.

Wayne Pisano Member of the Management Committee Senior Vice President Vaccines Member of the Executive Committee	See above. Wayne Pisano is a citizen of the United States of America.

Roberto Pucci Member of the Management Committee Senior Vice President Human Resources Member of the Executive Committee

Roberto Pucci has a Law degree from the University of Lausanne, Switzerland. He started his career in 1985 at Coopers & Lybrand in Geneva, Switzerland as an external auditor. He then joined Hewlett-Packard (HP) in 1987, where he held various positions in Human Resources in Switzerland and Italy including HR Manager for the European Headquarters and Human Resources Director in Italy. In 1999, he became Director, Compensation & Benefits for Agilent Technologies, a spin off from HP, and was appointed Vice President Human Resources Europe in 2003. In 2005 he moved to the United States to join Case New Holland, a subsidiary of the Fiat Group, as Senior Vice President, Human Resources, and was appointed, in 2007, Executive Vice President, Human Resources for the Fiat Group in Torino, Italy. He was appointed to his present position in October 2009.

Roberto Pucci is a citizen of Italy and Switzerland.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at its address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or the Dealer Manager. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

(800) 322-2885 (Toll Free)

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

(877) 371-5947